Exhibit 2.1

STOCK PURCHASE AGREEMENT between APPLETON PAPERS INC. and NEX PERFORMANCE FILMS INC. dated as of July 2, 2010

SCHEDULES

Parent Schedules

Schedule 3.1(a)(ii)	-	American Plastics Company, Inc. Foreign Qualifications
Schedule 1.1(a)(i)	-	New England Extrusion Inc. Foreign Qualifications
Schedule 3.1(c)	-	No Violation
Schedule 3.11.1(a)	-	Subsidiaries
Schedule 3.1(e)	-	Capitalization
Schedule 3.1(f)	-	Financial Statements
Schedule 3.1(g)	-	Tax Matters
Schedule 3.1(h)	-	Absence of Certain Changes
Schedule 3.1(i)	-	No Litigation
Schedule 1.1(a)	-	Compliance with Laws and Orders
Schedule 3.1(k)	-	Licenses and Permits
Schedule 3.1(l)	-	Environmental Matters
Schedule 3.1(m)	-	Title to Assets; Liens
Schedule 1.1(a)	-	Material Contracts
Schedule 3.1(o)(i)	-	Benefit Plans
Schedule 3.1(o)(v)	-	Other Benefits
Schedule 3.1(p)	-	Intellectual Property Rights
Schedule 3.1(q)	-	Sufficiency of Assets
Schedule 1.1(a)(i)	-	Employees
Schedule 1.1(a)(iii)	-	Termination of Employment
Schedule 3.1(t)	-	Insurance
Schedule 3.1(u)	-	Banks
Schedule 3.1(v)	-	Business Relationships
Schedule 1.1(a)	-	Real Property
Schedule 3.1(x)	-	Product Warranties
Schedule 3.1(z)	-	Fees

Buyer Schedules

Schedule 3.2(f)	-	Financial Capacity

EXHIBITS

Exhibit 2.2(b)	-	Escrow Agreement
Exhibit 4.2	-	Conduct of Business Pending the Closing
Exhibit 4.4	-	Intercompany Obligations
Exhibit 5.1(f)(ii)(1)	-	Parent Change of Control Bonuses
Exhibit 5.1(f)(ii)(2)	-	Buyer Change of Control Bonuses
Exhibit 5.2(h)	-	Purchase Price Allocation
Exhibit 9.2(f)	-	Transition Services Agreement
Exhibit 9.2(m)	-	Transferred Assets
Exhibit 1.1	-	Knowledge of Parent

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and effective as of July 2, 2010 between APPLETON PAPERS INC., a corporation organized and existing under the laws of the State of Delaware (“Parent”), and NEX PERFORMANCE FILMS INC., a corporation organized and existing under the laws of the State of Delaware (“Buyer”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning set forth in Section 11.14.

WHEREAS, Parent directly owns all of the outstanding capital stock of American Plastics Company, Inc., a corporation organized and existing under the laws of the State of Wisconsin; and

WHEREAS, Parent directly owns all of the outstanding capital stock of New England Extrusion Inc., a corporation organized and existing under the laws of the State of Wisconsin (together with American Plastics Company, Inc., “Performance Packaging”); and

WHEREAS, Performance Packaging is engaged in the manufacture, marketing and sale of high-quality single and multilayer polyethylene films for packaging applications (the “Business”); and

WHEREAS, Buyer desires to purchase from Parent, and Parent desires to sell to Buyer, all right, title and interest of Parent in and to the outstanding capital stock of American Plastics Company, Inc. and the outstanding capital stock of New England Extrusion Inc. (collectively, the “Performance Packaging Stock”) upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and conditions set forth in this Agreement, and intending to be legally bound, Parent and Buyer agree as follows:

1.	PURCHASE AND SALE

1.1 Transactions

Subject to the satisfaction or waiver of the conditions set forth in this Agreement, on the Closing Date, Parent shall sell and transfer to Buyer, and Buyer shall purchase and accept from Parent, all right, title and interest of Parent in and to the Performance Packaging Stock, free and clear of all Liens.

1.2 Designated Purchasers

Prior to the Closing Date, Buyer may, upon not less than ten Business Days’ prior written notice to Parent, assign its rights and obligations, in whole or in part, under this Agreement to one or more of its wholly-owned subsidiaries (each such entity, a “Designated Purchaser”) for the purpose of carrying out the transactions contemplated hereby; provided, however, that (a) such assignment shall be effective only if such Designated Purchaser provides Parent with written acceptance thereof, in form and substance acceptable to Parent, prior to the Closing Date and (b) Buyer shall be and remain jointly and severally liable for all obligations of Buyer and such Designated Purchaser under this Agreement and all documents and instruments to be executed and delivered by Buyer or such Designated Purchaser pursuant hereto.

2.	PURCHASE PRICE; PAYMENT
2.1 Purchase Price
The purchase price (the “Purchase Price”) for the Performance Packaging Stock shall be an amount equal to $58,000,000.
2.2 Payment
The Purchase Price shall be paid as follows:
(a) Payment to Parent. At the Closing, Buyer shall deliver to Parent an amount equal to $56,000,000.
(b) Payment of Escrow Deposit. At the Closing, Buyer will deliver to JPMorgan Chase Bank, N.A., which shall serve as the escrow agent (the “Escrow Agent”), by wire transfer of immediately available funds the amount equal to $2,000,000 (the “Escrow Deposit”). The Escrow Deposit shall be the first source of funds to satisfy any Losses for which any Buyer Indemnified Parties are entitled to indemnification pursuant to Section 8.1(a). The Escrow Deposit will be held by the Escrow Agent for up to 12 months in accordance with the terms of an escrow agreement to be entered into among the Escrow Agent, Buyer and Parent at the Closing in substantially the form attached hereto as Exhibit 2.2(b) (the “Escrow Agreement”).
2.3 Method of Payment
All payments under Section 2.2 shall be made by wire transfer of immediately available funds free of costs and charges to an account that the recipient, at least 48 hours prior to the time for payment specified under Section 2.2, has designated.
3.	REPRESENTATIONS AND WARRANTIES
3.1 Representations and Warranties of Parent
Parent makes the following representations and warranties to Buyer:
(a) Due Organization and Power.
(i) Parent. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has all requisite  corporate power, legal right and authority to execute and deliver this Agreement and the other documents and instruments to be executed and delivered by Parent pursuant hereto and to carry out the transactions contemplated hereby and thereby.
(ii) American Plastics Company, Inc. American Plastics Company, Inc. is a corporation duly organized and validly existing under the laws of Wisconsin. American Plastics Company, Inc. has all requisite corporate power, legal right and authority to own, operate and lease its properties and to carry on its business as and where it currently conducts its business. American Plastics Company, Inc. is duly qualified or licensed to do business as a foreign corporation in each jurisdiction identified on Schedule 3.1(a)(ii); there are no other jurisdictions wherein the character of the properties owned by American Plastics Company, Inc., or the nature of its business, makes such licensing or qualification necessary, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.

(iii) New England Extrusion Inc. New England Extrusion Inc. is a corporation duly organized and validly existing under the laws of Wisconsin. New England Extrusion Inc. has all requisite corporate power, legal right and authority to own, operate and lease its properties and to carry on its business as and where it currently conducts its business. New England Extrusion Inc. is duly qualified or licensed to do business as a foreign corporation in each jurisdiction identified on Schedule 3.1(a)1.1(a)(i); there are no other jurisdictions wherein the character of the properties owned by New England Extrusion Inc., or the nature of its business, makes such licensing or qualification necessary, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.
(b) Authority.
(i) Parent. The execution and delivery by Parent of this Agreement and the other documents and instruments to be executed and delivered by Parent pursuant hereto and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Parent. No other or further corporate act or proceeding on the part of Parent is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Parent pursuant hereto or the consummation by Parent of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Parent pursuant hereto will constitute, valid and binding agreements of Parent, enforceable against Parent in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.
(ii) Corporate Documents. Parent has delivered to Buyer correct and complete copies of American Plastics Company, Inc.’s and New England Extrusion Inc.’s respective articles of incorporation and bylaws, including all amendments thereto. American Plastics Company, Inc.’s and New England Extrusion Inc.’s respective corporate minute books and stock records made available for Buyer’s inspection (A) are correct and complete copies of such instruments, (B) accurately reflect all material corporate action that has been taken since the date on which Parent acquired the Performance Packaging Stock and (C) to Parent’s knowledge, do not omit any material corporate action relating to the capitalization and ownership of Performance Packaging that was taken prior to the date on which Parent acquired the Performance Packaging Stock.
(c) No Violation. Except as set forth in Schedule 3.1(c), neither the execution and delivery by Parent of this Agreement or the other documents and instruments to be executed and delivered by Parent pursuant hereto nor the consummation by Parent of the transactions contemplated hereby and thereby (i) will violate any Law or Order applicable to Parent or Performance Packaging, (ii) will require any authorization, consent or approval by, filing with or notice to any Governmental Entity, except (A) pursuant to the requirements of any Regulatory Law applicable to the transactions contemplated hereby, (B) for such authorizations, consents, approvals, filings or notices the failure of which to obtain or make would not, individually or in the aggregate, have the effect of (1) preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated hereby or (2) materially impairing the ability of Performance Packaging to engage in the Business following the Closing, and (C) for such authorizations, consents, approvals, filings or notices that become applicable solely as a result of the specific regulatory status of Buyer or any of its Affiliates, (iii) will violate or conflict with, or constitute a default under, or will result in the automatic termination of, or accelerate the performance required by, any term or provision of the certificate or articles of incorporation (as applicable) or bylaws of Parent, American Plastics Company, Inc. or New England Extrusion Inc. or of the express terms of any Parent Contract or Material Contract, or (iv) will result in the creation of any Liens upon any of the Performance Packaging Stock or, except for Permitted Liens, any of the assets of Performance Packaging under any term or provision of the certificate or articles of incorporation (as applicable) or bylaws of Parent, American Plastics Company, Inc. or New England Extrusion Inc. or of the express terms of any Parent Contract or Material Contract.

(d) No Subsidiaries. Except as set forth in Schedule 3.11.1(a), Performance Packaging does not own, directly or indirectly, any of the outstanding shares of capital stock or other equity securities of any corporation, limited liability company, partnership or other entity.
(e) Performance Packaging Capitalization; Title. Schedule 3.1(e) contains a list of the capitalization and ownership of Performance Packaging. Except as set forth in Schedule 3.1(e), all Performance Packaging Stock is validly issued, fully paid and held free and clear of all Liens and was issued in accordance with all applicable Laws and Contracts. All prior redemptions of capital stock of Performance Packaging were accomplished in accordance with all applicable Laws and Contracts. Except as set forth in Schedule 3.1(e), there are no (i) securities convertible into or exchangeable for any capital stock or other equity securities of Performance Packaging, (ii) options, warrants or other rights to purchase or subscribe to any capital stock or other equity securities of Performance Packaging or securities that are convertible into or exchangeable for any capital stock or other equity securities of Performance Packaging or (iii) Contracts relating to the issuance, sale or transfer of any capital stock or other equity securities of Performance Packaging, any such convertible or exchangeable securities or any such options, warrants or other rights.
(f) Financial Statements. Schedule 3.1(f) contains an unaudited balance sheet of Performance Packaging as of May 31, 2010 (the “Recent Balance Sheet”) and an unaudited statement of income for the five months then ended. Except as set forth in Schedule 3.1(f), such financial statements (i) were prepared in accordance with GAAP (except for the absence of footnote disclosure and certain year-end adjustments), as in effect on the date of such financial statements and applied on a basis consistent with past practices, and (ii) fairly present, in all material respects, the financial condition and results of operations of Performance Packaging as of the date thereof and for the period covered thereby after giving effect to certain estimated allocations and charges for services described in Schedule 3.1(f). To the knowledge of Parent, Performance Packaging has no direct or indirect indebtedness or liabilities, obligations, claims against it, damages, deficiencies, or other losses, of any nature, whether known, absolute, accrued, contingent or otherwise (including based on strict liability, negligence, breach of warranty (express or implied), breach of contract or otherwise), and whether due or to become due, except for those of any of the following types:  (A) those reflected or reserved against in the Recent Balance Sheet; (B) those that were sustained or incurred after the date of the Recent Balance Sheet in the ordinary course of Business; (C) those disclosed in the Schedules hereto; (D) those that would be within the scope of the representations and warranties set forth in Section 3.1 but are not required to be disclosed on a Schedule hereto as a result of exceptions, exclusions or qualifications in or to such representations and warranties (it being understood that such exceptions, exclusions and qualifications may result from not meeting materiality thresholds with unspecified dollar amounts, not meeting specified dollar amounts, qualifications to disclosure due to lack of knowledge or similar matters); (E) those relating to the performance or payment under the executory portion of any Contract to which Performance Packaging is bound; and (F) those that, whether taken alone or in the aggregate, are not material to the financial condition or operating results of Performance Packaging taken as a whole.
(g) Tax Matters. Parent makes no representation or warranty in this Agreement as to any matters relating to Taxes, Tax Returns or Tax Laws except as set forth in this Section 3.1(g). Except as set forth in Schedule 3.1(g):

(i) Returns. All material Tax Returns required to be filed by or on behalf of Performance Packaging on or prior to the Closing Date have been (or as of the Closing Date will be) timely filed and, when filed, were (or will be) complete and accurate in all material respects. All Taxes due and owing in connection with such Tax Returns, and all other Taxes due and owing by Performance Packaging as of the Closing Date, will be paid on or prior to the Closing Date or accrued for on the Recent Balance Sheet. Performance Packaging has materially complied with all applicable Laws relating to the withholding of Taxes.
(ii) Audits. As of the date of this Agreement, to the knowledge of Parent, there is no audit, examination, deficiency or proposed adjustment pending or threatened (in writing) with respect to any Tax Returns filed (or required to be filed) or Taxes due and owing by Performance Packaging. At the date of this Agreement, and as of the Closing Date there will be no outstanding Contracts or waivers extending the statutory period of limitations for a Tax assessment applicable to any Tax Return of or Taxes due and owing by Performance Packaging with respect to a taxable period for which such statute of limitations is still open. Parent has delivered to Buyer all Tax examination reports and statements of Tax deficiencies assessed against or agreed to by American Plastics Company, Inc. or New England Extrusion Inc., for all periods on or after May 1, 2003. Since January 1, 2007, no claim has ever been made by any authority in a jurisdiction where American Plastics Company, Inc. or New England Extrusion Inc. does not file Tax Returns that American Plastics Company, Inc. or New England Extrusion Inc. is or may be subject to taxation by that jurisdiction.
(iii) Affiliated Group. Schedule 3.1(g) lists every Tax Return applicable to periods on or after January 1, 2007 that American Plastics Company, Inc. or New England Extrusion Inc. was a member of an affiliated group of corporations that filed a consolidated U.S. federal income Tax Return, a U.S. federal income Tax Return reflecting the taxable income of a qualified subchapter S subsidiary, or a combined, consolidated or unitary state income Tax Return.
(iv) QSub Election. Each of Parent, American Plastics Company, Inc. and New England Extrusion Inc. as of the Closing Date will be, and at all times since May 1, 2003, has been, a “qualified subchapter S subsidiary” within the meaning of Code Section 1361(b)(3)(B) (excluding any termination of such status as a result of the consummation of the transaction contemplated by this Agreement).
(v) Tax Liens. There are, and as of the Closing Date there will be, no Liens for Taxes (other than Taxes not yet due and payable) upon any of the stock or assets of American Plastics Company, Inc. or New England Extrusion Inc.
(vi) Certain Transactions. Neither American Plastics Company, Inc. nor New England Extrusion Inc. will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period ending after the Closing Date as a result of any:  (A) installment sale or open transaction occurring during any Pre-Closing Tax Period; (B) prepaid amount received during any Pre-Closing Tax Period; (C) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or analogous provision of state, local or non-U.S. law) occurring or arising during any Pre-Closing Tax Period; (D) change in accounting method occurring during any Pre-Closing Tax Period; or (E) any “excess parachute payment” (within the meaning of Code Section 280G) required to be paid pursuant to any agreement, arrangement or plan entered into during any Pre-Closing Tax Period.

(vii) Reportable Transactions. Neither American Plastics Company, Inc. nor New England Extrusion Inc. is or has been a party to any "reportable transaction" as defined in Code Section 6707A(c)(1) and Treasury Regulations Section 1.6011-4(b).
(viii) Sharing Arrangements. Neither American Plastics Company, Inc. nor New England Extrusion Inc. is a party to or bound by any Tax allocation agreement, Tax sharing agreement or contract pursuant to which American Plastics Company, Inc. or New England Extrusion Inc. has any liability for the Taxes of any other person or entity.
(ix) Deferred Compensation. Except as disclosed on Schedule 3.1(g), neither American Plastics Company, Inc. nor New England Extrusion Inc. is a party to any “nonqualified deferred compensation plan” subject to Section 409A of the Code. Each nonqualified deferred compensation plan listed on Schedule 3.1(g) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the guidance and regulations issued thereunder. Any nonqualified deferred compensation plan that is intended to be exempt from the application of Section 409A of the Code as a “grandfathered” plan has not been “materially modified” (within the meaning prescribed in the regulations promulgated under Section 409A of the Code) at any time after October 3, 2004.
(h) Absence of Certain Changes. Except as set forth in Schedule 3.1(h), from the date of the Recent Balance Sheet until the date of this Agreement, there has not been:  (i) any changes in the financial condition or results of operations of Performance Packaging, other than changes that have not, individually or in the aggregate, resulted in a Material Adverse Effect; (ii) any material increase in the salaries or wages payable or to become payable to any Transferred Employee, except in the ordinary course of business, as required under contractual arrangements (including individual employment agreements) or as required under applicable Law; (iii) any entry by Performance Packaging into any employment, severance or termination Contract with any Transferred Employee or any amendment thereto, except in the ordinary course of business; (iv) any sale, lease or other transfer or disposition of any material properties or assets of Performance Packaging, except in the ordinary course of business; (v) any indebtedness for borrowed money incurred or guaranteed by Performance Packaging, other than intercompany borrowings from Parent or any of its Affiliates or in the ordinary course of business; (vi) any entering into, material amendment to, or termination of, any Material Contract, except in the ordinary course of business; (vii) any material change in the accounting methods of Performance Packaging, except as required by GAAP or applicable Law; (viii) any material adverse change in the payment or credit terms that Performance Packaging has extended to customers; (ix) any express written compromise, waiver or settlement of any material claim or debt; (x) any material adverse change in the way in which products of the Business have been manufactured in the ordinary course of business; or (xi) any entry by Performance Packaging into any Contract that requires the completion of any of the foregoing (other than pursuant to this Agreement).
(i) No Litigation. Except as set forth in Schedule 3.1(i), as of the date of this Agreement, (i) there is no litigation, arbitration or similar proceeding pending or, to the knowledge of Parent, threatened (in a reasonably serious manner and in writing) against Performance Packaging and (ii) there is no outstanding Order against or adversely affecting Performance Packaging. At the Closing, there will be no litigation, arbitration or similar proceeding pending that, if adversely determined, would result in damages payable by Performance Packaging in an amount that exceeds $100,000.

(j) Compliance With Laws and Orders. Except as set forth in Schedule 3.11.1(a), Performance Packaging is not violating any Laws or Orders applicable to Performance Packaging, except for such violations that would not, individually or in the aggregate, have a Material Adverse Effect.
(k) Licenses and Permits. Performance Packaging has all licenses, permits, approvals, authorizations and consents of all Governmental Entities required for the conduct of the Business as currently conducted by Performance Packaging, except for failures to have such licenses, permits, approvals, authorizations or consents that would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Schedule 3.1(k), Performance Packaging is not violating any such licenses, permits, approvals, authorizations or consents, except for such violations that would not, individually or in the aggregate, have a Material Adverse Effect.
(l) Environmental Matters. Parent makes no representation or warranty as to any matters relating to the environment, Hazardous Substances or Environmental Laws except as expressly set forth in this Section 3.1(1). Except as set forth in Schedule 3.1(1):
(i) Performance Packaging is, and since January 1, 2007 Performance Packaging has been, in material compliance with all Environmental Laws applicable to the operations at the facilities currently owned or leased by Performance Packaging including, without limitation, all restrictions, conditions, standards, prohibitions, requirements, timetables, and schedules contained in such Environmental Laws or in any Order relating thereto; and
(ii) Performance Packaging has obtained and is, and since January 1, 2007 has been, in material compliance with all licenses, permits, approvals, authorizations and consents required to be obtained by Performance Packaging under applicable Environmental Laws to operate such facilities as currently operated; and
(iii) to the knowledge of Parent, no Hazardous Substances have been produced, sold, used, stored, transported, handled, released, discharged or disposed of by Performance Packaging at or from the facilities currently owned or leased by Performance Packaging in a manner that violated in any material respect any applicable Environmental Law; and
(iv) since January 1, 2005, Performance Packaging has not received, from any Governmental Entity, either written notice or other written correspondence alleging that the facilities currently owned or leased by Performance Packaging are in violation or allegedly in violation of, do not comply with or allegedly do not comply with, or are the basis for liability or alleged liability under, any applicable Environmental Law, excluding violations, instances of noncompliance or bases of liability that are not material to the Business.
(m) Title to and Condition of Assets; Liens. Except as set forth in Schedule 3.1(m) and except for properties and assets sold since the date of the Recent Balance Sheet in the ordinary course of business, Performance Packaging owns all of the material properties and assets reflected in the Recent Balance Sheet as being owned by it, free and clear of all Liens other than Permitted Liens. All material personal and other tangible property owned by or validly leased or licensed to Performance Packaging is in such working condition and repair sufficient to operate the Business in the manner conducted during the 12-month period preceding the date of this Agreement (normal maintenance, wear and tear excepted).

(n) Material Contracts. Schedule 3.11.1(a) sets forth a list, as of the date of this Agreement, of each of the following types of Contracts to which American Plastics Company, Inc. or New England Extrusion Inc. is a party or by which American Plastics Company, Inc. or New England Extrusion Inc. is bound (each, a “Material Contract”):
(i) Any real or personal property lease Contract involving future liability of American Plastics Company, Inc. or New England Extrusion Inc. for annual rental payments in excess of $250,000 as of the date of this Agreement; and
(ii) Any Contract with a customer involving the future performance of services, or the future delivery of goods, by American Plastics Company, Inc. or New England Extrusion Inc. that provides for a price, fee or other consideration payable to Performance Packaging in excess of $250,000, on an annual basis, as of the date of this Agreement; and
(iii) Any Contract with a supplier involving the future performance of services for the benefit of, or the future delivery of goods to, American Plastics Company, Inc. or New England Extrusion Inc. that provides for a price, fee or other consideration payable by American Plastics Company, Inc. or New England Extrusion Inc. in excess of $250,000, on an annual basis, as of the date of this Agreement; and
(iv) Any Contract evidencing outstanding indebtedness for borrowed money of, or any guaranty of a third party’s indebtedness for borrowed money by, American Plastics Company, Inc. or New England Extrusion Inc.; and
(v) Any employment Contract with any Transferred Employee (other than Contracts that can be terminated upon notice of 30 days or less without liability or penalty to Performance Packaging); and
(vi) Any joint venture or partnership Contract; and
(vii) Any Contract containing any non-competition covenant that materially restricts the future business activity of American Plastics Company, Inc. or New England Extrusion Inc. (or their ability to hire employees) with respect to the Business; and
(viii) Any Contract providing for the license of intellectual property rights to or from Performance Packaging that is material to the Business as currently conducted, excluding Contracts providing for the license or use of commercially available off-the-shelf software and similar intellectual property rights; and
(ix) Any Contract entered into after January 1, 2007 that provides for the acquisition or divestiture of more than 50% of the outstanding equity interests, or all or substantially all of the assets, of any business entity; and
(x) Any powers of attorney granted by Performance Packaging; and
(xi) Any settlement Contract entered into after January 1, 2007 under which Performance Packaging has future obligations.

Except as set forth in Schedule 3.11.1(a), each Material Contract is in full force and effect and is enforceable by American Plastics Company, Inc. or New England Extrusion Inc., as applicable, in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Except as set forth in Schedule 3.11.1(a), to the knowledge of Parent, American Plastics Company, Inc. or New England Extrusion Inc., as applicable, and, to the knowledge of Parent, each other party thereto is in compliance in all material respects with each Material Contract. Except for obligations arising under that certain Supply Agreement, dated December 18, 2009, among American Plastics Company, Inc., New England Extrusion Inc. and C&H Packaging Company, Inc., neither American Plastics Company, Inc. nor New England Extrusion Inc. will have any obligations following the Closing pursuant to the agreements executed in connection with the consummation of Parent’s divestiture of C&H Packaging Company, Inc.
(o) Employee Benefit Plans.
(i) Benefit Plans. Schedule 3.10(o)(i) sets forth a list of all “employee benefit plans,” as defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”), and all other material employee benefit programs, policies, practices or other arrangements that either (a) are maintained by American Plastics Company, Inc. or New England Extrusion Inc., or (b) provide benefits to Transferred Employees or Former Employees and with respect to which American Plastics Company, Inc. or New England Extrusion Inc. could have any liability (collectively, the “Benefit Plans”); provided, however, that Schedule 3.10(o)(i) does not include Benefit Plans that American Plastics Company, Inc. or New England Extrusion Inc. is legally required to maintain pursuant to Law.
(ii) Performance Packaging Company Plans. Each Benefit Plan that is sponsored by American Plastics Company, Inc. or New England Extrusion Inc. (a “Company Plan”) is indicated as such on Schedule 3.10(o)(i). With respect to each Company Plan, to the extent applicable, Parent has made available to Buyer a copy of (A) the plan document, including all amendments thereto, or other governing Contract or a description of any unwritten plan, (B) the most recently distributed summary plan description, (C) each trust or other funding Contract, (D) the most recently filed IRS Form 5500 (including schedules and attachments), (E) the most recently received IRS determination letter or IRS opinion letter (in the case of a prototype plan) and (F) the most recently prepared financial statements.
(iii) Multiemployer and Funded Plans. None of the Benefit Plans is a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA, or a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA and to which American Plastics Company, Inc. or New England Extrusion Inc. or any entity within the same “controlled group” as American Plastics Company, Inc. or New England Extrusion Inc. within the meaning of Section 4001(a)(14) of ERISA contributes or has an obligation to contribute.

(iv) Compliance. Each Benefit Plan is in compliance, in all material respects, in form and operation with its own terms and in compliance, in all material respects, in form and operation with all applicable Laws and Orders. Performance Packaging has timely made, in all material respects, all required contributions thereto. All material notices, reports and information relating to the Benefit Plan required to be filed with any Governmental Entity or provided to participants or their beneficiaries have been timely filed and provided. As of the date of this Agreement, there is no litigation, arbitration or similar proceeding pending (other than routine claims for benefits being reviewed pursuant to the plan’s internal claim and approval process) or, to the knowledge of Parent, threatened (in a reasonably serious manner and in writing) with respect to any Benefit Plan or against the assets of any Benefit Plan. Each Benefit Plan intended to be qualified under Section 401(a) of the Code is covered by a favorable IRS determination letter as to the tax-qualified status of the plan and trust as to form or is a prototype entitled to rely on an opinion letter. To the knowledge of Parent, no person has engaged in a “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Benefit Plan for which no individual or class exemption exists.
(v) Other Benefits. Except as set forth in Schedule 3.10(o)(v), the consummation of the transactions contemplated by this Agreement will not cause any Transferred Employee or Former Employee to become entitled to any bonus, retirement, severance or similar benefit under any Benefit Plan.
(p) Intellectual Property Rights. Schedule 3.1(p) sets forth a true and correct list of all patents, registered trademarks, registered copyrights and domain names owned by Performance Packaging, together with all pending applications therefor. Performance Packaging owns free and clear of all Liens other than Permitted Liens, or has a valid license or other right to use, the intellectual property rights that Performance Packaging uses in the conduct of the Business as currently conducted. To the knowledge of Parent, since January 1, 2009, Performance Packaging has not received any written notice from a third party alleging a violation or infringement of such party’s rights in any intellectual property. To the knowledge of Parent, no third party is infringing or violating any of the intellectual property rights owned by Performance Packaging. The consummation of the transactions contemplated by this Agreement will not impair the intellectual property rights owned by Performance Packaging.
(q) Sufficiency of Assets. Except (i) as disclosed in Schedule 3.1(q), (ii) for the services and benefits that are available or otherwise offered by Parent or any of its Affiliates to Performance Packaging under the Transition Services Agreement and (iii) for corporate level services and benefits of the type currently provided by Parent and its Affiliates to Performance Packaging, the properties and assets of Performance Packaging comprise all of the material assets and properties of Performance Packaging, tangible and intangible, that Performance Packaging uses in the conduct of the Business as conducted on the date hereof.
(r) Accounts. The accounts receivable reflected on the Recent Balance Sheet and any accounts receivable of Performance Packaging arising since the date of the Recent Balance Sheet represent obligations of third parties arising from bona fide transactions. The accounts payable reflected on the Recent Balance Sheet and any accounts payable of Performance Packaging arising since the date of the Recent Balance Sheet represent obligations of Performance Packaging arising from bona fide transactions. To Parent’s knowledge, the accounts receivable of Performance Packaging as of the date of this Agreement are not subject to any valid set-off claim, counterclaim or other defense by a customer, other than those arising from returns in the ordinary course of business.

(s) Employee Matters.
(i) Performance Packaging has complied in all material respects with all applicable Laws and Orders relating to employment or labor. Except as set forth in Schedule 3.11.1(a)(i), no employee of Parent or any of its Affiliates other than Performance Packaging performs services primarily for the benefit of the Business. To the knowledge of Parent, Performance Packaging does not have and will not have at the Closing Date any liability with respect to any claim by any Transferred Employee or Former Employee that, if adversely determined, would result in damages payable by Performance Packaging in an amount that exceeds $100,000 (excluding claims paid or payable in accordance with any Benefit Plan).
(ii) Performance Packaging is not party to, and during Parent’s ownership of the capital stock of Performance Packaging has not been party to, a union collective bargaining agreement or any union representation or similar Contract with Transferred Employees.
(iii) As of the date of this Agreement, to Parent’s knowledge, no salaried employee of Performance Packaging listed on Schedule 3.11.1(a)(iii) has provided written notice of a current intent to terminate his or her employment with Performance Packaging.
(t) Insurance. Schedule 3.1(t) sets forth a list of all insurance policies owned by Performance Packaging (including, as applicable, workers compensation, automobile liability, product liability, casualty, general liability and directors and officers liability policies) for which premiums were paid at any time during the period commencing on January 1, 2010 through the date of this Agreement, other than policies that fund benefits under any Benefit Plan. Such scheduled insurance policies and those insurance policies maintained by Parent are sufficient for compliance in all material respects with Laws applicable to Performance Packaging and the Material Contracts (excluding those pertaining to Benefit Plans). Neither Parent nor Performance Packaging has received any written notice of cancellation or any other written indication that any of such scheduled insurance policies is no longer in full force or effect or that Performance Packaging is in default thereunder.
(u) Banks. Schedule 3.1(u) contains a complete and correct list of the names and locations of all banks in which Performance Packaging has accounts or safe deposit boxes, and the names of all persons authorized to draw thereon or to have access thereto. No person or entity holds a power of attorney to act on behalf of Performance Packaging with respect to such bank accounts.
(v) Business Relationships. Schedule 3.1(v) contains a true and complete list of Performance Packaging’s 10 largest customers (by dollar amount of revenue) for each of 2009 and the five-month period ended May 31, 2010. Schedule 3.1(v) contains a true and complete list of Performance Packaging’s 10 largest suppliers (by dollar amount of purchases) for each of 2009 and the five-month period ended May 31, 2010. Except as set forth on Schedule 3.1(v), to the knowledge of Parent, since January 1, 2010, (A) no customer or supplier listed on Schedule 3.1(v) has terminated, in its entirety, its customer or supplier (as applicable) relationship with Performance Packaging and (B) no customer or supplier listed on Schedule 3.1(v) has provided Performance Packaging with written notice of its express intent to terminate, in its entirety, its customer or supplier (as applicable) relationship with Performance Packaging.

(w) Real Property. Schedule  1.1(a) sets forth a true and complete list of all real property owned by Performance Packaging. Performance Packaging has title to all such owned real property free and clear of all Liens other than Permitted Liens. Except as set forth in Schedule 1.1(a), Performance Packaging does not lease any real property. There are no condemnation proceedings pending or, to the knowledge of Parent, threatened against any such owned real property or improvements thereon. All improvements on such real property are in good operating condition and repair (ordinary wear and tear excepted). No material capital expenditures are required for the maintenance and repair of any such real property.
(x) Product Warranties. Except as set forth in Schedule 3.1(x), Performance Packaging does not make or offer any express written product warranties to its customers. As of the date of this Agreement, no litigation, arbitration or similar proceeding against Performance Packaging under any Law regarding unfair competition, false advertising or similar claims arising out of warranties, guarantees, specifications, manuals or brochures or other advertising materials is pending or, to Parent’s knowledge, threatened.
(y) Inventory. Except for normal waste and for materials which have become obsolete, and subject to reserves that are reflected in Recent Balance Sheet, the inventory of Performance Packaging is usable and, with respect to finished goods, salable in the ordinary course of the Business.
(z) Fees. Except as set forth in Schedule 3.1(z), neither Parent nor any of its Affiliates has paid or become obligated to pay any fee or commission to any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof for which Buyer or Performance Packaging might be responsible.
3.2 Representations and Warranties of Buyer
Buyer makes the following representations and warranties to Parent:
(a) Due Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Buyer has all requisite corporate power, legal right and authority to enter into this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and to carry out the transactions contemplated hereby and thereby.
(b) Authority. The execution and delivery by Buyer of this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer. No other corporate act or proceeding on the part of Buyer is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto or the consummation by Buyer of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Buyer pursuant hereto will constitute, valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.

(c) No Violation. Neither the execution and delivery by Buyer of this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto nor the consummation by Buyer of the transactions contemplated hereby and thereby (i) will violate any Law or Order applicable to Buyer, (ii) will require any authorization, consent or approval by, filing with or notice to any Governmental Entity, except for such authorizations, consents, approvals, filings or notices the failure of which to obtain or make would not, individually or in the aggregate, have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated hereby, or (iii) will violate or conflict with, or constitute a default under, or will result in the automatic termination of, or accelerate the performance required by, any term or provision of the charter, bylaws or similar organizational documents of Buyer or of the express terms of any Contract to which Buyer is a party, except for such violations, conflicts, defaults, terminations or accelerations that would not, individually or in the aggregate, have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated hereby.
(d) Litigation. As of the date of this Agreement, there is no litigation, arbitration or similar proceeding pending or, to the knowledge of Buyer, threatened (in a reasonably serious manner and in writing) against Buyer or any of its Affiliates, and there is no outstanding Order against or affecting Buyer or any of its Affiliates, that, individually or in the aggregate, would be reasonably expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated hereby.
(e) Investment Intent. Buyer is acquiring the Performance Packaging Stock for its own account and not with a view toward any resale or distribution of the same or any beneficial interest therein. Buyer acknowledges and agrees that the Performance Packaging Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, or an applicable exemption therefrom and without compliance with foreign securities laws to the extent applicable.
(f) Financial Capacity. Attached as Schedule 3.2(f) are true and correct copies of  commitment letters from Buyer’s financing sources (the “Commitment Letters”) which obligate such financing sources, subject to the conditions set forth in each, to loan to Performance Packaging or invest in Buyer an aggregate amount sufficient to provide financing for Buyer to pay the Purchase Price hereunder and to provide Performance Packaging with funds sufficient for its working capital needs. The Commitment Letters are in full force and effect and have not been amended or terminated. Except for the Commitment Letters, Buyer and its lenders party thereto are not party to any contract or agreement relating to such financing. The obligations of the lenders party to the Commitment Letters to fund the commitments under the Commitment Letters are not subject to any conditions other than as set forth in the Commitment Letters. To the knowledge of Buyer, no event has occurred that (with or without notice, lapse of time, or both) would constitute a default under any Commitment Letter. Buyer is not aware of any reason, fact or circumstance existing as of the date of this Agreement that (i) makes or is reasonably likely to make any of the assumptions or statements set forth in any Commitment Letter inaccurate, (ii) causes or is reasonably likely to cause any Commitment Letter to be ineffective or (iii) precludes or is reasonably likely to preclude the satisfaction of the conditions set forth in any Commitment Letter. Buyer has paid all commitment and other fees required to be paid under the Commitment Letters on or prior to the date of this Agreement (and will pay all such fees that are required to be paid after the date of this Agreement). The Commitment Letters permit Buyer to use the proceeds of the financing arranged thereunder and unrestricted cash of Buyer to consummate the transactions contemplated by this Agreement.

(g) Fees. Neither Buyer nor any of its Affiliates (including any Designated Purchaser) has paid or become obligated to pay any fees or commissions to any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof for which Parent might be responsible.
(h) Designated Purchasers. The representations and warranties set forth in Sections 3.2(a)-(e) are true and correct with respect to each Designated Purchaser to which Buyer assigns any of its rights or obligations under this Agreement in accordance with Section 1.2 (for purposes of this Section 3.2(h), the term “Buyer” in each of the representations and warranties set forth in Sections 3.2(a)-(e) shall be deemed to be replaced with the term “Designated Purchaser”).
3.3 No Other Representations or Warranties
Buyer acknowledges that the detailed representations and warranties set forth in this Agreement have been negotiated at arm’s length among sophisticated business entities. Except for the representations and warranties set forth in Section 3.1, Buyer acknowledges that none of Parent, Performance Packaging or any of their respective Affiliates or any person or entity acting on behalf of any of the foregoing, including Mesirow Financial, Inc., makes or has made any other express or any implied representation or warranty to Buyer as to the accuracy or completeness of any information regarding Parent, Performance Packaging, the Business or any other matter relating to the transactions contemplated by this Agreement. Except to the extent set forth in a representation or warranty set forth in Section 3.1, Buyer further agrees that neither Parent nor any other person or entity shall have or be subject to any liability to Buyer or any other person or entity resulting from the distribution to Buyer, or Buyer’s use, of any such information, including any information, document or material made available or provided to Buyer in certain “data rooms,” management presentations, offering or information memoranda or any other form in expectation of the transactions contemplated hereby. Buyer acknowledges that the burden to conduct an investigation of Parent, Performance Packaging and the Business lies solely with Buyer and that Buyer bears the risk that any information, document or material made available or provided to Buyer in the course of its investigation is inaccurate or incomplete, except to the extent otherwise expressly set forth in this Agreement. Except with respect to the representations and warranties set forth in Section 3.1, Buyer is acquiring the assets of Performance Packaging that are being transferred to Buyer upon the acquisition by Buyer of the Performance Packaging Stock, AS IS, WHERE IS. PARENT DISCLAIMS ALL OTHER EXPRESS AND ALL IMPLIED WARRANTIES RELATING THERETO, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. The foregoing shall not (a) constitute a disclaimer as to any representations and warranties set forth in the Transition Services Agreement or the Escrow Agreement or (b) limit or otherwise affect either Party’s rights with respect to any representations and warranties set forth in the Transition Services Agreement or the Escrow Agreement. References herein to representations and warranties set forth in Section 3.1 refer to such representations and warranties made either upon execution of this Agreement or at Closing, as applicable given the context. Without limitation, in connection with Buyer’s investigation of Performance Packaging and the Business, Buyer has received from or on behalf of Parent or its Affiliates certain estimates, projections and other forecasts and plans, including projected statements of operating revenues and income from operations of the Business for the fiscal years 2010, 2011, 2012, 2013 and 2014 and certain business plan information for such fiscal years. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts) and that Buyer shall have no claim against Parent, any Affiliate of Parent or any person or entity acting on behalf of Parent or any Affiliate of Parent with respect thereto, except to the extent any such estimate, projection or other forecast or plan is expressly the subject of a warranty set forth in Section 3.1. None of Parent, any Affiliate of Parent or any person or entity acting on behalf of Parent or any Affiliate of Parent makes any representation or warranty with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions or the accuracy of the information underlying such estimates, projections and forecasts), except to the extent expressly set forth in Section 3.1.

4.	COVENANTS PRIOR TO CLOSING
4.1 Pre-Closing Access to Information; Confidentiality
Except for information that, if provided, would adversely affect the ability of Parent or any of its Affiliates to assert attorney-client or attorney work product privilege or a similar privilege, for information relating to communications regarding the divesture of Performance Packaging and/or the Business (including information relating to the identity of other persons and entities expressing an interest in acquiring Performance Packaging and/or the Business and the terms of all such proposals), for information that, in the reasonable opinion of Parent’s legal counsel, may result in a violation of any Law or Order or any binding Contract entered into prior to the date of this Agreement applicable to Parent, American Plastics Company, Inc. or New England Extrusion Inc. and for information that Parent reasonably believes is competitively sensitive (collectively, the “Withheld Information”), Parent shall, and shall cause Performance Packaging to, during the period commencing on the date of this Agreement and ending on the Closing Date, furnish or cause to be furnished to Buyer and its representatives, at reasonable times and upon reasonable notice, (a) subject to Parent’s prior written consent, such access, during normal business hours, to the facilities currently owned or leased by American Plastics Company, Inc. or New England Extrusion Inc. as Buyer reasonably requests with due regard to minimizing disruption of the conduct of the Business and (b) such access to the books, records and other information of the Business as Buyer reasonably requests. Parent acknowledges that its ability to withhold the Withheld Information as contemplated by the preceding sentence shall in no way affect its representations and warranties set forth in Section 3.1 or Buyer’s rights in the event of any breach of such representations and warranties. None of Buyer, any Affiliate of Buyer or any representative of the foregoing shall, directly or indirectly, contact or communicate with any employees or consultants of the Business or any third party that has business dealings with the Business (including customers, suppliers and lessors) with respect to the transactions contemplated hereby or perform, or cause to be performed, any invasive or subsurface investigation of the properties and facilities of Performance Packaging, except with the prior written consent of Parent in each instance. Buyer shall treat all information obtained from or on behalf of Parent, Performance Packaging or otherwise as “Confidential Information” under the Confidentiality Agreement, dated March 15, 2010, between Mesirow Financial, Inc. (on behalf of Parent) and Mason Wells Buyout Fund II, Limited Partnership (the “Confidentiality Agreement”), and Buyer shall continue to honor, and cause its representatives to honor, its obligations thereunder.
4.2 Conduct of Business Pending the Closing
From the date of this Agreement until the Closing Date, except as required or contemplated by this Agreement and for actions taken by Performance Packaging of the type set forth in Exhibit 4.2 or otherwise consented to by Buyer in writing (which consent shall not be unreasonably withheld) or required by Law, Parent shall cause each of the following to occur:
(a) Performance Packaging shall operate the Business only in the usual, regular and ordinary manner, on a basis consistent with past practice; and
(b) Performance Packaging shall not grant any increase in the salaries or wages payable to any Transferred Employees or pay or agree to pay any pension, retirement allowance or other employee benefit not required or permitted by any Benefit Plan, except for increases in salaries or wages in the ordinary course of business, as required under contractual arrangements (including individual employment agreements) in effect as of the date hereof or as required under applicable Law; and

(c) Performance Packaging shall not (i) issue or authorize the issuance of, or agree to issue, any of its capital stock or other equity securities, including through a stock split or stock dividend, (ii) effect a reverse stock split, combination of shares or other recapitalization or (iii) amend in any fashion its certificate or articles of incorporation (as applicable) or bylaws; and
(d) Performance Packaging shall not sell, lease or otherwise transfer or dispose of any of its material properties or assets, except in the ordinary course of business; and
(e) Performance Packaging shall not acquire any portion of the equity securities, or any material portion of the assets, of any entity or other business organization or division thereof (whether directly or indirectly, or by merger, sale of stock, reorganization, recapitalization, joint venture or otherwise), except for the acquisition of inventory in the ordinary course of business; and
(f) Performance Packaging shall not make any material change in the accounting methods used by it, except as required by GAAP or applicable Law; and
(g) Performance Packaging shall not make any material adverse change in the payment or credit terms that it extends to its customers; and
(h) Performance Packaging shall not approve, adopt or commit to any additional Benefit Plan or, except to the extent required to comply with applicable Law, amend any Benefit Plan; and
(i) Performance Packaging shall use commercially reasonable efforts, consistent with past practice, to preserve intact its business organization and to preserve the existing relations and goodwill of those having business relationships with it; and
(j) Except for purchase or sales orders entered into in the ordinary course of business, Performance Packaging shall not enter into any Contract pursuant to which Performance Packaging has future monetary obligations in excess of $100,000; and
(k) Performance Packaging shall use commercially reasonable efforts to cause each insurance policy listed on Schedule 3.1(t) not to be canceled or terminated (unless such policy or arrangement is canceled or terminated and concurrently replaced with a policy or arrangement underwritten by a recognized insurance company with substantially similar coverage and having substantially similar deductibles and premiums).

          4.3 Best Efforts to Close; Cooperation

(a) Further Actions. Prior to the Closing, each Party shall cooperate with and assist the other Party, and shall use its best efforts, to promptly (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any other person or entity, including any Governmental Entity, that are necessary, proper or advisable to consummate the transactions contemplated hereby; provided, however, that such assistance and efforts shall not include any requirement of either Party or any of its Affiliates to expend any money (other than expenses incurred in the ordinary course of business), incur any liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any person or entity (it being understood that this proviso shall not affect either Party’s obligation to comply with the other provisions of this Agreement). Except as specifically contemplated by this Agreement, neither Party shall take any action or omit to take any action where such action or omission would reasonably be expected to result in (A) the inability to satisfy any of the conditions set forth in Articles 6 and 1 or (B) a material delay in the satisfaction of any of such conditions.
(b) Financing. Without limiting Buyer’s obligations under the other portions of this Section 4.3.3, Buyer shall use its best efforts to arrange the financing on terms and conditions described in the Commitment Letters, including its best efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) satisfy all conditions applicable to Buyer in such definitive agreements that are within its control. If any portion of the financing becomes unavailable on the terms and conditions described in the Commitment Letters, then Buyer shall use its best efforts to obtain any such portion from alternative sources on comparable or more favorable terms to Buyer (the “Alternative Financing”). Buyer shall provide Parent with prompt written notice of any material breach of any Commitment Letter (by any party) or any termination of any Commitment Letter. Buyer (a) shall keep Parent informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the financing and (b) shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, any Commitment Letter without the prior written consent of Parent, provided that Parent’s consent shall not be required with respect to any amendments, modifications and waivers that permit Buyer to obtain the financing described in the Commitments Letters on terms more favorable to Buyer than those set forth in the Commitment Letters. If the applicable lenders are willing to provide the applicable financing, then Buyer shall obtain and utilize all funds available under the financing described in the Commitment Letters and/or the Alternative Financing that are necessary to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.
4.4 Intercompany Obligations
At or prior to the Closing, Parent shall cause all intercompany accounts involving Parent or any of its Affiliates and Performance Packaging to be settled. In addition, at or prior to the Closing, Parent shall cause all intercompany contracts between Parent or any of its Affiliates and Performance Packaging to be terminated, except for those contracts described in Exhibit 4.4.

4.5 Notification
Prior to the Closing, Parent shall promptly notify Buyer (in writing after Parent has notice thereof), and Buyer shall promptly notify Parent (in writing after Buyer has notice thereof), and keep such other Party advised, as to any litigation, arbitration or similar proceeding pending and known to such Party or, to its knowledge, threatened against such Party that challenges the transactions contemplated hereby.
4.6 Cash and Cash Equivalents
Notwithstanding anything to the contrary in this Agreement, Buyer acknowledges Performance Packaging has distributed, and prior to the Closing may distribute, cash and cash equivalents to Parent or Affiliates of Parent (other than Performance Packaging), and Buyer shall not have any claim against Parent or any of its Affiliates in respect of such distributions.
4.7 Exclusivity
Until the Closing occurs or this Agreement is terminated in accordance with its terms, Parent will not and will cause Performance Packaging to not, directly or indirectly, through any director, officer, employee, agent, advisor, partner, representative, Affiliate or otherwise:  (a) knowingly solicit, initiate or encourage the submission of any proposal or offer from any third party or any director, officer or employee of Performance Packaging or any of its Affiliates relating to any merger, consolidation, recapitalization or other reorganization involving Performance Packaging, any acquisition of the Performance Packaging Stock, or any acquisition of all or substantially all of the assets of Performance Packaging; (b) knowingly participate with any such third party, director, officer or employee in any discussions or negotiations regarding any effort or attempt by any such third party, director, officer or employee to do or seek a transaction described in subclause (a) of this Section 4.7; or (c) enter into any agreement, agreement in principle or other commitment (whether or not legally binding) relating to any transaction described in subclause (a) of this Section 4.7 with any such third party, director, officer or employee.
5.	ADDITIONAL COVENANTS
5.1 Employee Matters
(a) General. Buyer shall cause Performance Packaging to recognize all service credited under the similar Benefit Plan through the Closing for purposes of eligibility and vesting under any employee benefit plan, program or arrangement provided for the benefit of the Transferred Employees and/or Former Employees after the Closing, without application of any preexisting condition or similar exclusion that did not apply to the particular Transferred Employee or Former Employee prior to the Closing.

(b) Health and Welfare Plans. Parent shall retain responsibility for and continue to pay all welfare plan benefits and workers’ compensation benefits for each Former Employee, regardless of when incurred, and for each Transferred Employee with respect to claims incurred by such employees or their covered dependents prior to the Closing Date, to the extent such benefits are payable under a plan or insurance contract sponsored or maintained by Parent. Expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or after the Closing Date shall be the responsibility of Buyer. For purposes of this paragraph, a claim is deemed incurred by a Transferred Employee: (i) in the case of medical or dental benefits, when the services that are the subject of the claim are performed; (ii) in the case of life insurance, when the death occurs; (iii) in the case of long-term disability benefits, when the disability occurs; (iv) in the case of workers compensation benefits, when the event giving rise to the benefits occurs; and (v) otherwise, at the time the Transferred Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted). Notwithstanding the foregoing, as of the Closing Date, Buyer shall be responsible for paying all leave benefits (including, but not limited to, short-term disability) that are being made from payroll to Transferred Employees, even if the leave began prior to the Closing Date. From and after the Closing, Buyer shall, or shall cause Performance Packaging to, provide each Transferred Employee with credit for any deductibles and out-of-pocket expenses paid or incurred by such Transferred Employee prior to the Closing (to the same extent such credit was given under the plans of Parent and its affiliates) in satisfying any applicable deductible or out-of-pocket requirements under the plan provided by Buyer or Performance Packaging for the 2010 plan year.
(c) KSOP. As soon as is reasonably practicable, Buyer will establish, and will extend immediate participation to the Transferred Employees who participated in the Appleton KSOP immediately prior to the Closing Date under, a new or existing defined contribution plan (“Buyer’s Savings Plan”) that is qualified pursuant to Sections 401(a) and 401(k) of the Code and has a related trust which is exempt from taxation under Section 501(a) of the Code. As of the establishment of Buyer’s Savings Plan, each Transferred Employee who was a participant in the Appleton KSOP immediately prior to the Closing Date will be credited under Buyer’s Savings Plan for purposes of eligibility to participate and vesting with all service recognized for such purposes under the Appleton KSOP Plan immediately prior to the Closing Date. Buyer will cause the Buyer’s Savings Plan to permit the rollover of account balances (including any participant loan account balances related thereto) from the Appleton KSOP to Buyer’s Savings Plan for the account balances of those Transferred Employees who choose such rollover.
(d) COBRA. Effective as of the Closing, Buyer shall, or Buyer shall cause Performance Packaging to, assume the responsibility and obligation to provide COBRA continuation coverage under Section 4980B of the Code to all M&A qualified beneficiaries of Performance Packaging that are subject thereto. For this purpose, an “M&A qualified beneficiary” means an individual whose qualifying event occurred prior to or in connection with the transactions contemplated by this Agreement and who is, or whose qualifying event occurred in connection with, a covered employee whose last employment prior to the qualifying event was with Performance Packaging.

(e) Required Notice. Buyer shall be solely responsible for, and shall provide, any plant closing or similar notices as required under federal, state, local or foreign Laws (including the Worker Adjustment Retraining Notification Act of 1988, as amended) in connection with any termination of Transferred Employees in connection with the transactions contemplated hereby.
(f) Bonus Arrangements.
(i) Performance Bonuses. Parent shall be solely responsible for payment of prorated bonus incentive payouts based on actual performance as of the Closing Date pursuant to all 2010 Parent-sponsored incentive bonus plans for Performance Packaging.
(ii) Change of Control Bonuses. Parent shall be solely responsible for the payment of those bonuses described in Exhibit 5.1(f)(ii)(1), and Buyer shall be solely responsible for the payment of those bonuses described in Exhibit 5.1(f)(ii)(2).
(g) Cooperation. Parent shall provide Buyer with all information relating to the Transferred Employees known by Parent that Buyer reasonably requests for the purpose of facilitating compliance with its obligations under Sections 5.1(a), 5.11.1(a), 5.1(c) and 5.1(d) provided that Parent shall not be required to violate any applicable Law.
5.2 Tax Matters
The following provisions shall govern the allocation of responsibility as between Buyer and Parent for certain Tax matters following the Closing Date:
(a) Tax Indemnification. Pursuant to Section 8.1, Parent shall be responsible for any Pre-Closing Taxes when due and shall indemnify Buyer and Performance Packaging against the Pre-Closing Taxes, except to the extent such Pre-Closing Taxes are specifically identified and reserved for in the Recent Balance Sheet. The refund of any Taxes (including interest thereon on any deposit thereof) attributable to any Pre-Closing Tax Period shall, except to the extent such refund is reflected in the Recent Balance Sheet, be for the account of Parent, and Buyer shall cause Performance Packaging to distribute any such Tax refund it receives to Parent within 15 Business Days following receipt thereof.
(b) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Pre-Closing Tax for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, except that in the case of property Taxes, the amount of Pre-Closing property Tax Period shall be determined based on the proportion of such Straddle Period occurring on and before the Closing Date and that occurring after the Closing Date.
(c) Tax Return Preparation. Buyer shall prepare and file, or cause to be prepared and filed, any Tax Returns required to be filed by American Plastics Company, Inc. or New England Extrusion Inc. related to a Pre-Closing Tax Period that are due after the Closing Date (taking into account applicable extensions) to the extent such Tax Returns have not been filed prior to the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice, except to the extent such past practice does not have “reasonable basis” in fact or law. At least 30 days prior to the due date of any such Tax Return (including applicable extensions) Buyer shall deliver to Parent a completed copy of such Tax Return, including all supporting schedules and workpapers prepared in connection with such Tax Return, for review and comment by the Parent. Buyer and Parent shall work together in good faith to resolve any differences with respect to such items.

(d) Procedures Related to Tax Claims. This Section 5.2(d) governs claims related to Parent’s obligation pursuant to Section 5.2(a) or for any Tax notwithstanding anything in this Agreement (including Section 8.4) to the contrary. If an audit, investigation or similar proceeding with respect to Tax matters shall be commenced, or a claim shall be made, by any taxing authority with respect to Pre-Closing Income Taxes of American Plastics Company, Inc. or New England Extrusion Inc., or non-Income Taxes of or relating to  American Plastics Company, Inc. or New England Extrusion Inc., for any Pre-Closing Tax Period, then Buyer and Parent shall give prompt written notice to the other in writing of such audit, investigation, similar proceeding or claim (a “Tax Proceeding”); provided, however, that failure to give such notice shall not affect the indemnification obligations pursuant to Section 5.2(a) unless such failure prevents Parent from taking meaningful control of a Tax Proceeding. Parent shall have primary responsibility for contesting such Tax Proceeding at Parent's sole expense and shall have discretion and authority to pay, settle or compromise any such Tax Proceeding (including, but not limited to, selection of counsel, the pursuit or waiver of any administrative proceeding or the right to pay the Tax and sue for a refund or contest the Tax Proceeding in any permissible manner) at Parent's sole expense; provided, however, (i) that Buyer (or its advisors) may fully participate at Buyer’s sole expense in the portion of the Tax Proceeding relating to Taxable items, attributes or activities of American Plastics Company, Inc. or New England Extrusion Inc., (but excluding any Income Tax Return of Parent or Paperweight Development Corp.) and (ii) Parent shall not (and shall cause its Affiliates not to) settle any Tax Proceeding in a manner that could reasonably be expected to adversely affect Buyer or Performance Packaging after the Closing Date without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed). Performance Packaging shall, or Buyer shall cause Performance Packaging to, provide duly completed powers of attorney to permit the foregoing. Parent shall keep Buyer fully and timely informed with respect to the commencement, status and nature of any Tax Proceeding. Upon the conclusion of any Tax Proceeding in accordance with the foregoing, whether by way of settlement or otherwise, Buyer will cause Performance Packaging and its officers to execute any and all agreements, instruments or other documents that are necessary or appropriate to conclude such Tax Proceeding. If there is a settlement or other disposition of a Tax Proceeding and the Taxes owed for a Pre-Closing Period (other than Pre-Closing Taxes imposed by Law on Parent) of Performance Packaging exceeds the Taxes shown on any such Tax Return for such Pre-Closing Period through the Closing Date, then Parent shall pay to Buyer, at least three days in advance of any payment of any such additional Taxes that Buyer or Performance Packaging pays to any taxing authority in connection with the settlement or other disposition of such Tax proceedings, the portion of any such additional Taxes attributable to such Pre-Closing Tax Period.
(e) Amendment of Prior Tax Returns. Buyer shall not, and Buyer shall cause neither American Plastics Company, Inc. nor New England Extrusion Inc. to, amend a Tax Return related to any Pre-Closing Tax Period without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).
(f) Cooperation. Buyer and its Affiliates (including, for this purpose, Performance Packaging) on one hand, and Parent and its Affiliates, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of any Tax Return, including Tax Returns pursuant to this Section 5.2, and any Tax Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other’s request) the provision of records and information that are reasonably relevant to any such Tax Proceeding, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer shall cause Performance Packaging to prepare such information, schedules and worksheets that, consistent with past practice, are necessary to reflect the activities of Performance Packaging to be reported on Parent’s Tax Returns.

(g) Minimization. Buyer and Parent, upon the other’s request, will each use their respective commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other person or entity as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
(h) Purchase Price Allocation. Buyer and Parent agree that the Purchase Price and the liabilities of Performance Packaging (plus other relevant items) will be allocated to the assets of Performance Packaging for all purposes (including Tax purposes) in a manner consistent with Code §1060 and the regulations thereunder. All Tax Returns (including amended returns and claims for refund) and information reports filed by Parent, Paperweight Development Corp., Buyer or Performance Packaging shall be consistent with such allocation. The Parties agree that the fair market values of the assets of Performance Packaging, as set forth in Exhibit 5.2(h), shall be taken into account by the Parties for purposes of determining such allocation. Exhibit 5.2(h) shall be prepared and completed by Buyer within 90 days following the date of this Agreement, provided that Parent shall be given an opportunity to review and comment upon Buyer's proposed Exhibit 5.2(h) at least 30 days prior to its completion, and further provided that Buyer and Parent shall work together in good faith during such 30 day period to resolve any differences regarding such proposed Exhibit 5.2(h). The Parties shall each execute and timely file (and, if required under applicable Tax law, Parent shall cause Paperweight Development Corp. to execute and timely file) a Form 8594 consistent with the terms of this Section 5.2(h) after first exchanging mutually acceptable drafts of such forms (and any equivalent state, municipal, county, local foreign or other Tax forms). Notwithstanding the foregoing, Buyer’s cost for the assets may differ to the extent necessary to reflect Buyer’s capitalized acquisition costs for such assets.
(i) Tax Treatment of Transaction. Buyer and Parent each agree, for federal Income Tax purposes, to treat the transaction contemplated by this Agreement as if Performance Packaging sold all of its assets (subject to all of its liabilities) to Buyer in exchange for the Purchase Price plus liabilities of Performance Packaging (plus other relevant items) pursuant to Treas. Reg. § 1.1361-5(b)(3), Ex. 9 and Revenue Ruling 2004-85.
5.3 Post-Closing Access to Information
After the Closing, each Party shall afford the other Party and its counsel, accountants and other representatives, during normal business hours and upon reasonable advance notice, reasonable access to the books, records and other information in such Party’s possession relating directly or indirectly to the assets, liabilities or operations of Performance Packaging with respect to periods prior to the Closing, and the right to make copies and extracts therefrom at its expense, to the extent such access is reasonably required by the requesting Party for any proper business purpose. Without limitation, after the Closing, each Party shall make available to the other Party and its counsel, accountants and other representatives, as reasonably requested, and to any Tax authority that is legally permitted to receive the following pursuant to its subpoena power or its equivalent, all books, records and other information relating to Tax liabilities or potential Tax liabilities for all periods prior to or including the Closing Date and shall preserve all such books, records and other information until the expiration of any applicable statute of limitations for assessment or refund of Taxes or extensions thereof. Subject to the previous sentence, for a period of six years after the Closing Date, neither Party shall, or permit its Affiliates to, destroy or otherwise dispose of any of the books, records or other information described in this Section 5.3 without first offering in writing to surrender such books, records and other information to the other Party, which other Party shall have ten days after such offer to agree in writing to take possession thereof. Notwithstanding the provisions of this Section 5.3, while the existence of an adversarial proceeding between the Parties will not abrogate or suspend the provisions of this Section 5.3, as to such records or other information directly pertinent to such dispute, the Parties may not utilize this Section 5.3 but rather, absent agreement, must utilize the rules of discovery.

5.4 Restrictive Covenants
(a) Confidentiality. For a period of five years after the Closing Date, Parent shall not, and Parent shall cause its Affiliates not to, use any Proprietary Information for any purpose commercially detrimental to Buyer or Performance Packaging, or disclose any Proprietary Information to any person or entity other than Buyer or its Affiliates, except as necessary to comply with (i) any agreement between Parent or any of its Affiliates and Buyer or any of its Affiliates, (ii) any request by Buyer or any of its Affiliates or (iii) any applicable Law or Order, provided that, if any disclosure of Proprietary Information is required by Law or Order, Parent shall use commercially reasonably efforts to provide Buyer with notice thereof sufficiently in advance of such disclosure so that Buyer may seek an appropriate protective order or take any other action which Buyer deems appropriate (but unrelated to Parent and its Affiliates).
(b) Noncompete. For a period of five years after the Closing Date, Parent shall not, and Parent shall cause its Affiliates not to, directly or indirectly, manufacture, market or sell any high-quality single or multilayer polyethylene films for packaging applications to customers located in the United States or Canada.
(c) Nonsolicitation. For a period of five years after the Closing Date, Parent shall not, and Parent shall cause its Affiliates not to, directly or indirectly, solicit or encourage to leave employment any person who was an employee of Performance Packaging as of the Closing Date (including, for the avoidance of doubt, the following persons though none was an employee of Performance Packaging immediately prior to the Closing:  Tom Ziolkowski, Dave Garvey, Erin Propson, Patricia Schneider, Coleman Wooldridge, M. Kathleen Bolhous and Glenn Harsh) unless such person’s employment is terminated by Buyer or Performance Packaging or more than 90 days have passed since the employee’s termination of employment with Buyer or Performance Packaging; provided, however, Parent and its Affiliates shall be entitled to solicit or encourage to leave employment any person who was an employee of Performance Packaging as of the Closing Date (i) who has responded to a public advertisement or general solicitation that is not targeted to such employee, (ii) who initiates employment discussions with Parent or any of its Affiliates without any direct or indirect solicitation by Parent or any of its Affiliates or (iii) who is solicited by an employee of an executive search firm acting on behalf of Parent or any of its Affiliates where none of Parent and its Affiliates identified to such search firm the name of such employee and none of Parent and its Affiliates directed, instructed or encouraged the solicitation of such specific employee.
(d) Enforceability. Parent acknowledges that Parent has consulted, or has had the opportunity to consult, with legal counsel regarding the covenants set forth in this Section 1.1. Parent further acknowledges and agrees that the benefits to Parent of the transactions contemplated by this Agreement are sufficient consideration to support the agreements set forth in this Section 1.1.
(e) Remedies. In the event of any breach of the covenants set forth in this Section 1.1, Parent agrees that the harm to Buyer or Performance Packaging will be irreparable and without adequate remedy at law and therefore that injunctive relief with respect thereto will be appropriate in addition to other legal remedies available, without the necessity of proving the inadequacy of legal damages. In the event that a court of competent jurisdiction determines that any of the foregoing provisions of this Section 1.1 are found by a final order of a court of competent jurisdiction described in Section 11.4 to be unreasonable or otherwise unenforceable under circumstances then existing, the Parties agree that the period, scope or geographical area, as the case may be, shall be reduced to the extent necessary to enable the court to enforce the restrictions to the extent such provisions are allowable under applicable Law.

5.5 Corporate Name
(a) Ownership. Buyer acknowledges that Parent and/or its Affiliates have the absolute and exclusive proprietary right to all names, tradenames, trade marks, service names and service marks incorporating the terms “Appleton” or “Appleton Papers” or any derivation thereof (including “Appleton Performance Packaging”) and any corporate symbols or logos related thereto (collectively, the “Parent Names”). Except to the extent expressly permitted under Section 1.1(b), Buyer shall not, and shall cause its Affiliates (including Performance Packaging) not to, use the Parent Names in connection with the sale of any goods or services or otherwise in the conduct of its or their businesses.
(b) Limited Use. Promptly and in any event within 90 days after the Closing Date, Buyer shall cause Performance Packaging to remove, obliterate or cover up the Parent Names from their respective signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents, business cards and other materials, and Buyer shall cause Performance Packaging to refrain from putting into use after the Closing Date any such materials not in existence on the Closing Date that bear any such reference; provided, however, that if such materials are used by Performance Packaging during such 90-day period, then Buyer shall cause Performance Packaging to conspicuously note thereon that ownership of Performance Packaging and the Business as conducted by Performance Packaging have transferred to Buyer.
5.6 Insurance
(a) General. After the Closing, neither Buyer nor Performance Packaging shall have any right to make claims under insurance policies issued by third parties that may have provided coverage to Performance Packaging as an Affiliate of Parent prior to the Closing Date, whether the incident giving rise to any such claim occurs prior to, on or after the Closing Date. As of the Closing Date, insurance requirements of Performance Packaging shall be the sole responsibility of Buyer.
(b) Certain Pre-Closing Events. Notwithstanding Section 1.1(a), to the extent any claims arise under separate insurance policies issued by third-party insurers and owned by or covering Performance Packaging with respect to occurrences arising prior to the Closing Date, if Parent is also a named insured on such policies, Performance Packaging may make claims, through Parent only, under such policies without regard to any other provision hereof, but subject to such conditions set forth in any such policies, including all reporting and notice requirements thereof. Parent shall have the sole right to undertake reporting and administrative handling of all claims under any such policies where Parent is a named insured. Buyer and Performance Packaging shall be jointly and severally responsible for, and shall pay, all expenses (including costs of administration by Parent as well as fees and expenses of third parties attributable to the handling of such claims) relating to services for claims administration, investigation, appraisals and claim review incurred on or after the Closing Date with respect to claims under such insurance policies. Buyer and Performance Packaging shall be responsible for, and neither Buyer nor Performance Packaging shall have the right to make a claim against Parent or any of its Affiliates for, any “self-insured” or “self-funded” program of risk management or the amount of any deductible or self-insured retention for any loss suffered by Performance Packaging prior to, on or after the Closing Date, regardless of the date on which the claim is made.

(c) No Representations, Warranties or Covenants. Except as expressly set forth in Section 3.1(t), Parent makes no representations, warranties or covenants regarding the scope, availability or amount of coverage under any insurance policy, and shall not have any responsibility, and shall not be held liable, for the actions of the insurers under insurance policies, including with regard to those claims submitted by Parent on behalf of Buyer or Performance Packaging.
5.7 Further Assurances
From time to time after the Closing Date, upon request of the other Party and without further consideration, each Party shall execute and deliver to the requesting Party such documents and take such action as the requesting Party reasonably requests to consummate more effectively the intent and purpose of the Parties under this Agreement and the transactions contemplated hereby.
5.8 Parent Release
Effective as of the Closing, Parent fully and unconditionally releases, acquits and forever discharges American Plastics Company, Inc., New England Extrusion Inc. and all directors, officers, and employees of each (in their respective capacities as such) from any and all causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, arising out of Parent’s ownership of Performance Packaging prior to the Closing.
5.9 Website Content
Parent acknowledges that, from and after the Closing, Buyer and its Affiliates (including Performance Packaging) shall have the right to incorporate into their respective websites text that is the same as, or substantially similar to, the text contained on Parent’s website as of the date of this Agreement but only to the extent such text relates primarily the Business (and excluding any reference to Parent and its Affiliates). For a period of 90 days after the Closing Date, Parent shall provide Buyer access to an Internet web server for the hosting of a website dedicated to the Business (as owned by Buyer). For a period of 45 days after the Closing Date, Parent shall cooperate with Buyer to establish a mechanism whereby end users who click on the existing “Performance Packaging” link(s) appearing on Parent’s website are either (a) redirected to a website address identified by Buyer or (b) presented with a notice that describes the website address where such end user can find information concerning the Business, which address shall be identified by Buyer.
5.10 Supplier Negotiations
If, after the Closing, Buyer or any of its Affiliates (including Performance Packaging) desires to procure microcapsules from a third party in connection with the manufacture of a product that incorporates or utilizes the intellectual property described in U.S. Patent Application 6633 “Laminate with Aroma Burst,” 12/489,587 filed June 23, 2009, then Buyer shall, or shall cause such Affiliate(s) to, negotiate in good faith with Parent, for a reasonable period of time, with respect to the potential supply of such microcapsules by Parent or an Affiliate of Parent to the entity seeking to procure the same.

5.11 Parent Payment
On the Closing Date, Parent shall deliver $100,000 to Buyer by wire transfer of immediately available funds to an account that Buyer, at least 48 hours prior to the Closing Date, has designated.
5.12 Lock Box
Parent maintains for Performance Packaging a lockbox and lockbox collection account (collectively, the “Lockbox”) from which the available cash balances of the Business are transferred daily to a central account maintained by Parent. Parent shall be entitled, prior to the Closing, to collect and retain the proceeds of all items received in the Lockbox or otherwise in respect of the Business (including the amount of any checks received by Performance Packaging in respect of the Business), and all other cash on hand (including any cash held in any bank accounts of Performance Packaging in respect of the Business), through the opening of business on the Closing Date. If the Closing occurs, Parent shall direct the bank at which the Lockbox is maintained to disburse all funds deposited into the Lockbox in respect of the Business from and after the Closing Date to an account specified by Buyer, provided that Buyer shall use commercially reasonable efforts to implement its own cash management mechanism so as to eliminate the need for the Lockbox as soon as reasonably practicable after the Closing Date (but no later than 90 days after the Closing Date). In the event that after the Closing Date Parent otherwise receives checks or cash relating to the accounts receivable of or other amounts owing to the Business, Parent shall promptly forward same to Buyer.
6.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS
Each and every obligation of Buyer to be performed on or after the Closing Date under this Agreement is subject to the satisfaction (or written waiver by Buyer) prior to or at the Closing of each of the following conditions:
6.1 Accuracy of Representations and Warranties; Performance of Obligations
The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects on the Closing Date, as though made on and as of the Closing Date, and Parent shall have performed in all material respects or complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by Parent by the time of the Closing, except (a) to the extent of changes or developments permitted by the terms of this Agreement, including those arising in the ordinary course of business to the extent they are conducted in accordance with Section 4.2, (b) for representations and warranties that speak as of a specific date or time (which need be true and correct only as of such date or time), (c) the representations and warranties set forth in Sections 3.1(e) shall be true and correct in all respects on the Closing Date (other than de minimis inaccuracies), and (d) for breaches that have been cured (including through the granting of a post-Closing indemnity for all damages related to such breaches); and Parent shall have delivered to Buyer a certificate dated the Closing Date and signed by an officer of Parent in the officer’s capacity as such confirming the foregoing.
6.2 Delivery of Documents
Parent shall have delivered, or caused to have been delivered, to Buyer the documents and instruments described in Section 1.1.

6.3 No Legal Prohibition.
  No Law or Order (excluding Regulatory Laws and Orders arising thereunder or related thereto) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that is then in effect and has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting the consummation of the transactions contemplated hereby.
6.4 Financing
The financing contemplated by the Commitment Letters, or in the agreements evidencing the Alternative Financing, shall have closed.
6.5 Required Consents
Those consents specifically identified in Schedule 3.1(c) as required to be obtained and delivered at the Closing shall have been obtained.
6.6 Title Commitment
Parent shall have caused First American Title Insurance Company (the “Title Company”) to issue pro forma owner’s title insurance policies at Closing insuring that American Plastics Company, Inc. or New England Extrusion Inc., as applicable, holds fee simple title to the Owned Real Property free of all Liens or encumbrances except Permitted Liens and the matters listed or referenced in the exceptions to the title insurance commitments delivered to Buyer other than those Liens required to be terminated, released or amended on or prior to the Closing pursuant to Section 9.2(k) below. Such policies shall be in an amount equal to the fair market assessed value, or if a recent appraisal is available, the fair market value, of such Owned Real Property, or such lesser amount as may be agreed to by the Parties, acting reasonably and in good faith. If available, Buyer, at its cost and expense, may obtain endorsements to said policies. The cost of the premiums for the issuance of said title policies, including the cost of pro forma owner’s policies, shall be paid by Parent. Parent shall not be required to execute any affidavits to, or indemnities of, the Title Company in connection with the issuance of the title policies or any endorsements thereto. At Buyer’s request, American Plastics Company, Inc. or New England Extrusion Inc., as applicable, will sign gap coverage indemnities, no change (survey) affidavits and construction lien affidavits for the benefit of the Title Company in form reasonably satisfactory to the Title Company and Parent.
6.7 ICON Appleton, LLC
ICON Appleton, LLC shall have released both American Plastics Company, Inc. and New England Extrusion Inc. from their respective obligations relating to indebtedness for borrowed money owed to ICON Appleton, LLC.
6.8 Resin Inventory
Buyer shall have obtained a landlord waiver, warehousemen waiver, bailee letter, access and non-offset agreement, or other agreement, document or notice on terms reasonably acceptable to Buyer's lenders acting in good faith that is commercially sufficient to permit resin owned by Performance Packaging that is located from time to time at a third party rail spur in Turners Falls, Massachusetts to be included as "Eligible Inventory", to the extent that such inventory would otherwise qualify to be so included if it were located at a location owned by Buyer or Performance Packaging, pursuant to Buyer's senior credit facility described in the Commitment Letters or any Alternative Financing.

7.	CONDITIONS PRECEDENT TO PARENT’S OBLIGATIONS
Each and every obligation of Parent to be performed on or after the Closing Date under this Agreement is subject to the satisfaction (or written waiver by Parent) prior to or at the Closing of each of the following conditions:
7.1 Accuracy of Representations and Warranties; Performance of Obligations
The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects on the Closing Date, as though made on and as of the Closing Date, and Buyer shall have performed in all material respects or complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by Buyer by the time of the Closing, except (a) to the extent of changes or developments permitted by the terms of the Agreement and (b) for representations and warranties that speak as of a specific date or time (which need be true and correct only as of such date or time); and Buyer shall have delivered to Parent a certificate dated the Closing Date and signed by an officer of Buyer in the officer’s capacity as such confirming the foregoing.
7.2 Delivery of Purchase Price and Documents
Buyer shall have delivered, or caused to have been delivered, (a) to Parent the wire transfer contemplated by Section 2.2(a) and the documents and instruments described in Section 9.3 and (b) to Escrow Agent, the wire transfer contemplated by Section 2.2(b).
7.3 No Legal Prohibition.
No Law or Order (excluding Regulatory Laws and Orders arising thereunder or related thereto) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that is then in effect and has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting the consummation of the transactions contemplated hereby.
7.4 Financing
The financing contemplated by the Commitment Letters, or in the agreements evidencing the Alternative Financing, shall have closed.
7.5 Required Consents
Those consents specifically identified in Schedule 3.1(c) as required to be obtained and delivered at the Closing shall have been obtained.
7.6 ICON Appleton, LLC
ICON Appleton, LLC shall have released both American Plastics Company, Inc. and New England Extrusion Inc. from their respective obligations relating to indebtedness for borrowed money owed to ICON Appleton, LLC.

8.	INDEMNIFICATION
8.1 Indemnification by Parent
(a) General. If the Closing occurs, and subject to the terms and conditions of this Article 1, Parent shall indemnify and hold harmless Buyer and its Affiliates (including Performance Packaging), and their respective directors, officers, employees and controlling persons and entities (collectively, the “Buyer Indemnified Parties”), from and against all Losses asserted against or incurred by any Buyer Indemnified Party by reason of or resulting from (i) any breach as of the Closing Date of the representations and warranties of Parent set forth in this Agreement, (ii) any breach of the covenants of Parent set forth in this Agreement, (iii) any indebtedness for borrowed money incurred or guaranteed by Performance Packaging that is outstanding as of the Closing or (iv) ownership by American Plastics Company, Inc. of equity of Appleton Papers De México, S.A. de C.V.
(b) Limitations. Parent’s obligations under Section 8.1(a) shall be subject to the following limitations:
(i) Parent shall not have any liability for Losses under subclause (i) of Section 8.1(a) for any individual item, or group of items arising out of the same condition or circumstance, where the Losses related thereto for which Parent would otherwise be required to provide indemnification are less than $25,000, and no Losses related thereto shall be aggregated for purposes of subclause (ii) of this Section 8.1(b); and
(ii) Parent shall not have any liability for Losses under subclause (i) of Section 8.1(a) unless and until the aggregate of all Losses related thereto for which Parent would otherwise be required to provide indemnification exceeds on a cumulative basis an amount equal to $580,000 at which point Parent, subject to the other provisions of this Section 8.1(b), shall indemnify the Buyer Indemnified Parties for such Losses, but only to the extent such Losses exceed $580,000; and
(iii) Parent shall not have any liability for Losses under subclause (i) of Section 8.1(a) to the extent the aggregate amount of Losses related thereto for which Parent would otherwise be required to provide indemnification exceeds on a cumulative basis an amount equal to $5,800,000; and
(iv) Parent shall not have any liability for Losses under Section 8.1(a) to the extent the Buyer Indemnified Parties fail to use their respective reasonable commercial efforts to mitigate such Losses, and no Losses related thereto shall be aggregated for purposes of subclause (ii) of this Section 8.1(b); and
(v) Except to the extent indirect, incidental, consequential, special or punitive damages are paid to a third party as a result of a Third Party Claim initiated by such third party, whether as a direct claim or a counterclaim, for which a Buyer Indemnified Party is entitled to indemnity under Section 8.1, Parent shall not have any liability for Losses under Section 8.1(a) for any indirect, incidental, consequential, special or punitive damages, including loss of future revenue, income or profits, diminution in the value of Performance Packaging, the Performance Packaging Stock or the Business or any multiple thereof and diminution or loss of business reputation or opportunity or any multiple thereof, or damages arising from changes in or interpretations of any Law or GAAP occurring after the date of this Agreement, and none of such Losses shall be aggregated for purposes of subclause (ii) of this Section 8.1(b); and

(vi) The obligation of Parent to indemnify Buyer against any Losses under Section 8.1(a) shall be reduced (A) to take into account any Tax benefits actually realized by any Buyer Indemnified Party with respect to such Losses or the underlying reasons therefor, (B) by the amount actually recovered by any Buyer Indemnified Party pursuant to any indemnification by or indemnification or other agreement with any third party with respect to such Losses or the underlying reasons therefor and/or (C) by the amount of insurance proceeds or other cash receipts or sources of reimbursement actually recovered by any Buyer Indemnified Party from third parties, including third party insurers, with respect to such Losses or the underlying reasons therefor; provided, however, that (1) the Buyer Indemnified Parties shall undertake good faith efforts to promptly pursue the above-described Tax benefits and funds from third parties (including title insurance providers), (2) the Parties agree that no right of subrogation shall accrue or inure to the benefit of any source of any amounts described in this subclause (vi) and (3) if Parent pays to any Buyer Indemnified Party an amount in respect of Losses and any Buyer Indemnified Party thereafter receives from a third party a sum that is related to the matter giving rise to such Losses, then Buyer shall promptly repay to Parent an amount equal to the lesser of that sum and the amount that Parent paid in respect of such Losses; and
(vii) Parent shall not have any liability for Losses under subclause (i) of Section 8.1(a) following the date that is 12 months after the Closing Date; provided, however, that (A) there shall be no time limitation on any claim brought for breaches of those representations and warranties set forth in Sections 3.1(b)(i), 3.1(e) and 3.1(z), (B) any claim brought for breach of any representation or warranty set forth in Section 3.1(g)(iv) shall survive until the tenth day following expiration of the applicable statute of limitation, except as described in the following subclause (C), after which Parent shall not have any liability for Losses under subclause (i) of Section 8.1(a) with respect to Section 3.1(g)(iv), and (C) Buyer shall preserve its right to pursue a claim under subclause (i) of Section 8.1(a) with respect to a particular breach of representation or warranty if Buyer, prior to the expiration of the applicable period, provides an Indemnification Notice to Parent with respect to the applicable alleged breach of representation or warranty, but only with respect to the content of, and on the basis set forth in, such Indemnification Notice; and
(viii) Parent shall not have any liability for Losses under subclause (ii) of Section 8.1(a) with respect to breaches of the covenants set forth in Article 1 other than in Section 4.4 following the date that is 30 days after the Closing Date; provided, however, that Buyer shall preserve its right to pursue a claim under subclause (ii) of Section 8.1(a) with respect to a particular breach of such covenants if Buyer, prior to the date that is 30 days after the Closing Date, provides an Indemnification Notice to Parent with respect to the applicable alleged breach of covenant, but only with respect to the content of, and on the basis set forth in, such Indemnification Notice.
8.2 Indemnification By Buyer
(a) General. If the Closing occurs, and subject to the terms and conditions of this Article 1, Buyer shall indemnify and hold harmless Parent and its Affiliates, and the directors, officers, employees and controlling persons and entities of the foregoing (collectively, the “Parent Indemnified Parties”), from and against all Losses asserted against or incurred by any such person or entity by reason of or resulting from any (i) breach as of the Closing Date of the representations and warranties of Buyer set forth in this Agreement, (ii) breach of the covenants of Buyer set forth in this Agreement or (iii) operation or ownership of Performance Packaging or the Business on or after the Closing Date (except to the extent Buyer is entitled to indemnification for such Losses under Section 8.1(a)).

(b) Limitation. Buyer shall not have any liability for Losses under subclause (ii) of Section 8.2(a) with respect to breaches of the covenants set forth in Article 1 following the date that is 30 days after the Closing Date; provided, however, that Parent shall preserve its right to pursue a claim under subclause (ii) of Section 8.2(a) with respect to a particular breach of such covenants if Parent, prior to the date that is 30 days after the Closing Date, provides an Indemnification Notice to Buyer with respect to the applicable alleged breach of covenant, but only with respect to the content of, and on the basis set forth in, such Indemnification Notice.
8.3 Procedures Relating to Indemnification Among Parent and Buyer
Following the discovery of any facts or conditions that could reasonably be expected to give rise to a Loss or Losses for which indemnification under this Article 1 can be obtained, the Party seeking indemnification under this Article 1 (the “Indemnified Party”) shall, within 30 days thereafter, provide written notice to the Party from whom indemnification is sought (the “Indemnifying Party”), setting forth the specific facts and circumstances, in reasonable detail, relating to such Loss or Losses, the amount of Loss or Losses (or a non-binding, reasonable estimate thereof if the actual amount is not known or not capable of reasonable calculation) and the specific Section(s) of this Agreement upon which the Indemnified Party is relying in seeking such indemnification (an “Indemnification Notice”). Except as otherwise set forth in Section 8.1(b) or Section 8.2(a), an Indemnified Party’s failure to provide an Indemnification Notice within the time period specified above shall not relieve the Indemnifying Party from its indemnification obligations with respect to the subject of the Indemnification Notice, except to the extent the Indemnifying Party is prejudiced as a result of such failure.
8.4 Procedures Relating to Indemnification for Third Party Claims
(a) Notice. In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement arising out of or involving a claim or demand made by any third party, including any Governmental Entity (a “Third Party Claim”), the Indemnified Party must provide an Indemnification Notice to the Indemnifying Party relating to the Third Party Claim as soon as possible after the Indemnified Party’s receipt of notice of the Third Party Claim, but in no event later than 30 days thereafter and in no event more than five Business Days after being served with any summons, complaint or similar legal process. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents, including all court papers, received by the Indemnified Party relating to the Third Party Claim. Except as otherwise set forth in Section 8.1(b) or Section 8.2(a), an Indemnified Party’s failure to provide an Indemnification Notice within the time period specified above, or to provide copies of notices and documents as specified above, shall not relieve the Indemnifying Party from its indemnification obligations with respect to the subject of the Indemnification Notice, except to the extent the Indemnifying Party is prejudiced as a result of such failure.

(b) Defense. If a Third Party Claim is made against an Indemnified Party, then the Indemnifying Party shall be entitled to participate in the defense of the Third Party Claim and, if the Indemnifying Party so chooses, to assume the defense of the Third Party Claim. If the Indemnifying Party so elects to assume the defense of a Third Party Claim, then, for so long as the Indemnifying Party defends the Third Party Claim, the Indemnifying Party shall be deemed to have acknowledged its indemnification obligations under this Article 1 with respect to such Third Party Claim, and the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense of the Third Party Claim. If the Indemnifying Party assumes such defense, then the Indemnified Party shall have the right to participate in the defense of the Third Party Claim and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense, including any settlement or compromise of the Third Party Claim, provided that Parent shall not settle or compromise any Third Party Claim arising solely as a result of a breach of any representation or warranty for an amount in excess of Parent’s aggregate indemnification obligations under this Article 1, as set forth in Section 8.1(b)(iii), without Buyer’s written consent, which consent may not be unreasonably withheld, delayed or conditioned. If the Indemnifying Party chooses to defend any Third Party Claim, then the Parties shall cooperate in the defense of the Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records that are reasonably relevant to the Third Party Claim and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided. If the Indemnifying Party, within a reasonable time after receipt of an Indemnification Notice relating to a Third Party Claim, chooses not to assume defense of the Third Party Claim or at any time fails to defend the Third Party Claim actively and in good faith, then the Indemnified Party shall (upon further notice to the Indemnifying Party) have the right to undertake the defense of the Third Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to defend or settle a Third Party Claim, and the Indemnifying Party will pay the reasonable attorneys’ fees and related out-of-pocket expenses of the Indemnified Party in defending or settling a Third Party Claim with respect to which the Indemnifying Party is obligated to provide indemnification hereunder, where the remedy sought is reasonably expected to have a Material Adverse Effect; provided, however, that in any such event the Indemnified Party will not settle the Third Party Claim without the prior written consent of the Indemnifying Party, which consent may not be unreasonably withheld, delayed or conditioned.
8.5 No Offset
An Indemnified Party shall have no right to satisfy, in whole or in part, any amounts owing to the Indemnified Party under this Agreement, including this Article 1, or any of the documents and instruments executed and delivered pursuant hereto by setting off any amounts owed to the Indemnifying Party by the Indemnified Party.

8.6 Exclusive Remedy
From and after the Closing, absent actual fraud and except for the right to seek equitable remedies to enforce the covenants set forth in this Agreement that contemplate performance after the Closing, the indemnification provisions of this Article 1 shall be the sole and exclusive remedy with respect to any and all claims arising out of or relating to Buyer’s investigation of Parent, Performance Packaging or the Business, this Agreement or the negotiation, execution or performance of this Agreement or any contract entered into pursuant to this Agreement (except the Transition Services Agreement and the Escrow Agreement and except to the extent otherwise expressly set forth in any other contract entered into pursuant to this Agreement), and no other remedy shall be had pursuant to any contract, misrepresentation, strict liability or tort theory or otherwise by any Party and its officers, directors, employees, agents, affiliates, attorneys, consultants, insurers, successors and assigns, all such remedies being hereby expressly waived to the fullest extent permitted under applicable Law (including claims under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq.). From and after the Closing, the procedures set forth in this Article 1 constitute the sole and exclusive remedy of Buyer arising out of any breach or claimed breach of the representations and warranties set forth in Section 3.1 as of the Closing Date. Buyer acknowledges and agrees that, assuming the Closing occurs, Buyer shall have no claim for breaches of representations and warranties set forth in Section 3.1 which existed as of the date of this Agreement but which have been cured or waived by Buyer as of the Closing Date. In furtherance of the foregoing, absent actual fraud and except to the extent any Party is entitled to recover under this Article 1 or seek equitable remedies to enforce the covenants set forth in this Agreement that contemplate performance after the Closing, from and after the Closing, each Party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action that it may have against the other Party or its Affiliates relating to this Agreement or the negotiation, execution or performance of this Agreement or any contract entered into pursuant to this Agreement (except the Transition Services Agreement and the Escrow Agreement and except to the extent otherwise expressly set forth in any other contract entered into pursuant to this Agreement) and, in the case of Buyer and its Affiliates, Buyer’s investigation of Parent, Performance Packaging or the Business, in each case, arising under or based upon any Law or otherwise. In addition to the foregoing and absent actual fraud, the amount of indemnification obligations of the Parties set forth in this Article 1 shall be the maximum amount of indemnification obligations set forth hereunder, and neither Party shall be entitled to a rescission of this Agreement (or any related agreements) or any further indemnification rights or claims of any nature whatsoever, all of which are hereby expressly waived by each Party to the fullest extent permitted under applicable Law. Each Party shall be entitled only to a single recovery for all Losses that arise in connection with the matter giving rise to a breach of representation, warranty or covenant, even if such matter shall involve breaches of multiple representations, warranties and covenants.
9.	CLOSING
9.1 Closing Date
Unless this Agreement shall have been terminated pursuant to Section 10.1, and provided that the conditions set forth in Article 6 and Article 1 are satisfied or waived, the closing with respect to the transactions contemplated hereby (the “Closing”) shall take place at Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202, at 10:00 a.m., local time, on the second Business Day after the satisfaction or waiver of all of the conditions set forth in Article 6 and Article 1, other than conditions that, by their nature, will be satisfied at the Closing, or such other location, time and date as the Parties shall agree in writing. The Parties shall use commercially reasonable efforts to consummate the transactions contemplated by this Agreement on or before July 21, 2010 (or, if applicable, as soon as reasonably practicable thereafter). The actual date of the Closing is referred to as the “Closing Date,” and if the Closing occurs, the Closing shall be deemed to have become effective as of 12:01 a.m., Central Time, on the Closing Date.

9.2 Items to be Delivered by Parent
At the Closing, Parent shall deliver, or cause to be delivered, to Buyer the following documents and instruments, in each case duly executed or otherwise in proper form:
(a) the certificate described in Section 6.1, in form and substance reasonably acceptable to Parent and Buyer; and
(b) a copy of the resolutions of the Board of Directors of Parent authorizing and approving this Agreement and the consummation of the transactions contemplated hereby, certified by the Secretary of Parent; and
(c) certificates representing the Performance Packaging Stock, duly endorsed in blank or accompanied by applicable transfer powers; and
(d) resignations of Mark Richards, Thomas Ferree and M. Kathleen Bolhous as directors of American Plastics Company, Inc., effective as of the Closing Date; and
(e) resignations of Mark Richards, Thomas Ferree and M. Kathleen Bolhous as directors of New England Extrusion Inc., effective as of the Closing Date; and
(f) a transition services agreement, in substantially the form attached hereto as Exhibit 1.1(f) (the “Transition Services Agreement”), pursuant to which Parent or an Affiliate of Parent will provide certain transitional services for the benefit of the Business as owned by Buyer; and
(g) the Escrow Agreement; and
(h) evidence of the receipt of those consents, releases and waivers specifically identified in Schedule 3.1(c) as required to be obtained and delivered at the Closing, each of which shall be in form reasonably acceptable to Parent and Buyer; and
(i) a document terminating the Confidentiality Agreement as of the Closing Date insofar as it relates to “Confidential Information” (as defined therein) of Performance Packaging, in form and substance reasonably acceptable to Parent and Buyer; and
(j) the minute books and stock ledgers for each of American Plastics Company, Inc. and New England Extrusion Inc.; and
(k) UCC financing termination statements or amendments or other release documents, in recordable form where applicable, satisfactory in form and substance to release each of the Liens identified with an asterisk on Schedule 3.1(m), or evidence satisfactory to Buyer that such Liens have been released; and
(l) an instrument that assigns to Buyer or its designee all right, title and interest of Parent in and to the domain name “nex-films.com,” in form and substance reasonably acceptable to Parent and Buyer; and
(m) an instrument that assigns to Buyer or its designee all right, title and interest of Parent in and to the contracts and assets listed in Exhibit 1.1(m); and

(n) evidence of the transfer of equity of Appleton Papers De México, S.A. de C.V. to Parent or an Affiliate of Parent; and
(o) an instrument that assigns to Buyer or its designee all right, title and interest of Parent in and to U.S. Patent No. 7,267,862; and
(p) an instrument that assigns to Buyer or its designee all right, title and interest of Parent in and to U.S. Patent Application 6633 “Laminate with Aroma Burst,” 12/489,587 filed June 23, 2009; and
(q) an assignment of all right, title and interest of Parent in (i) the Guaranty Agreement between J. Scott Dickman, Parent and New England Extrusion Inc. dated October 2, 2009; (ii) the letter agreement between Parent, New England Extrusion Inc. and Oracle Flexible Packaging dated October 2, 2009; and (iii) the Security Agreement made by Polo Road Leasing, LLC, and Oracle Flexible Packaging, Inc. in favor of Parent and New England Extrusion Inc.; and
(r) all other documents, instruments or writings required to be delivered to Buyer at or prior to the Closing pursuant to this Agreement and such other certificates of authority and similar instruments as Buyer reasonably requests.
9.3 Items to be Delivered by Buyer
At the Closing, Buyer shall deliver, or cause to be delivered, to Parent the wire transfer contemplated by Section 2.2(a) and the following documents, in each case duly executed or otherwise in proper form:
(a) the certificate described in Section 7.1, in form and substance reasonably acceptable to Parent and Buyer; and
(b) a copy of the resolutions of the Board of Directors of Buyer authorizing and approving this Agreement and the consummation of the transactions contemplated hereby, certified by the Secretary of Buyer; and
(c) the Transition Services Agreement; and
(d) the Escrow Agreement; and
(e) a document terminating the Confidentiality Agreement as of the Closing Date insofar as it relates to “Confidential Information” (as defined therein) of Performance Packaging, in form and substance reasonably acceptable to Parent and Buyer; and
(f) all other documents, instruments or writings required to be delivered to Parent at or prior to the Closing pursuant to this Agreement and such other certificates of authority and similar instruments as Parent reasonably requests.

10.	TERMINATION
10.1 General
This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, only as follows:
(a) by the written agreement of Parent and Buyer; or
(b) by Parent or Buyer if the Closing shall not have occurred on or prior to July 30, 2010 or such other date as the Parties agree to in writing (the “Termination Date”); provided, however, that if a Party seeking termination pursuant to this subclause (b) is in breach of any of its representations, warranties or covenants set forth in this Agreement and such breach would allow the other Party to refuse to consummate the transactions contemplated by this Agreement due to the condition set forth in Section 6.1 or Section 7.1 (as applicable), then that Party may not terminate this Agreement pursuant to this subclause (b); or
(c) By Parent or Buyer if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order, or refused to grant any required consent or approval, that has the effect of making the consummation of the transactions contemplated hereby illegal or that otherwise prohibits the consummation of transactions hereby and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if such Order or other action was primarily due to the failure of such Party to perform any of its obligations under this Agreement.
10.2 Post-Termination Obligations
To terminate this Agreement as provided in subclause (b) or (c) of Section 10.1, the terminating Party shall provide the other Party with written notice of its election to terminate this Agreement, and upon delivery of such written notice in accordance with Section 1.1:
(a) the transactions contemplated hereby shall be terminated, without further action by any Party; and
(b) Buyer shall return all documents and other materials relating to the transactions contemplated by this Agreement received from or on behalf of Parent (and all copies thereof), whether so obtained before, on or after the execution and delivery of this Agreement, to Parent in accordance with, and in the manner prescribed by, the Confidentiality Agreement; and
(c) all information relating to Performance Packaging, the Business or the transactions contemplated by this Agreement received or accumulated by Buyer or its representatives shall be treated as “Confidential Information” in accordance with the Confidentiality Agreement (as supplemented by this Agreement), which shall remain in full force and effect, notwithstanding the termination of this Agreement.

10.3 Effect of Termination
If this Agreement is terminated as provided in Section 10., then this Agreement shall forthwith become wholly void and of no further force and effect, and there shall be no liability under this Agreement on the part of the Parties, except as follows:
(a) The respective obligations of the Parties under the last sentence of Section 4.1 and the provisions of Sections 10.2, Sections 11.1 and Sections 1.1 (and the Confidentiality Agreement) shall remain in full force and effect.
(b) Termination shall not impair the right of any Party to compel specific performance by the other Party of its obligations to consummate the transactions contemplated by this Agreement or relieve any Party from liabilities for damages incurred or suffered by the other Party as a result of any willful and material breach of any of such Party’s representations, warranties or covenants set forth in this Agreement.
(c) In the event this Agreement is terminated by Parent or Buyer pursuant to Section 10.1(b) at a time when all of the conditions set forth in Articles 6 and 1 have been satisfied or waived other than the condition set forth in Sections 6.4 and 7.4 and conditions that, by their nature, are reasonably expected to be satisfied at the Closing, then Buyer shall promptly remit to Parent a reverse break-up fee of $2,000,000 by wire transfer of immediately available funds to an account designated by Parent, which fee shall be Parent’s sole and exclusive remedy for any loss or damage suffered by Parent as a result of the failure of the transactions contemplated by this Agreement to close, notwithstanding any other provision of this Agreement to the contrary.
11.	MISCELLANEOUS
11.1 Publicity
The Parties agree that no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned), except (a) as such release or announcement may, in the reasonable judgment of the releasing Party, be required by Law or any rule or regulation of any United States securities exchange on which securities of the releasing Party are listed, in which case the Party required to make the release or announcement shall use commercially reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance, (b) that Parent and its Affiliates may make such announcements to their respective employees, (c) that Buyer and its Affiliates may disclose information concerning the transactions contemplated hereby to its lenders for business purposes and (d) that Buyer and its Affiliates may disclose information concerning the transactions contemplated hereby to the general and limited partners of Mason Wells Buyout Fund II, Limited Partnership in form and substance substantially similar to the notices and disclosures that such Limited Partnership provides to its general and limited partners in the ordinary course of business in connection with its portfolio investments. Notwithstanding the foregoing, Parent and Buyer may each issue a press release on the Closing Date, provided that the Party issuing the release shall obtain the other Party’s approval of the release prior to its issuance (which approval shall not be unreasonably withheld, conditioned or delayed).

11.2 Entire Agreement
This Agreement (including the Exhibits and Schedules attached hereto) and the Confidentiality Agreement supersede all prior agreements, and constitute (together with the other documents and instruments to be executed and delivered pursuant hereto) a complete and exclusive statement of the terms of the agreement, between the Parties with respect to its subject matter. There have been and are no representations, warranties or covenants between the Parties relating to the subject matter hereof other than those set forth or provided for in this Agreement.
11.3 Assignment
Except to the extent otherwise expressly set forth in Section 1.2, neither Party shall assign, transfer or encumber this Agreement, or its rights or obligations hereunder, in whole or in part, voluntarily or by operation of Law, without the prior written consent of the other Party, and any attempted assignment, transfer or encumbrance without such consent shall be void and without effect; provided, however, that, in connection with or following the Closing, Buyer shall be entitled to assign any or all of its rights (but not its obligations) pursuant to this Agreement to any lender and Buyer shall be entitled to assign all of its rights and obligations pursuant to this Agreement to any successor to the Business, in each such case, without Parent’s prior consent. Subject to the previous sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and permitted assigns.
11.4 Governing Law; Consent to Jurisdiction
This Agreement shall be construed and interpreted according to the Laws of the State of Wisconsin, excluding any choice of law rules that may direct the application of the Laws of another jurisdiction. Each Party stipulates that any dispute or disagreement between the Parties as to the interpretation of any provision of, or the performance of obligations under, this Agreement shall be commenced and prosecuted in its entirety exclusively in any state court sitting in Outagamie County, Wisconsin or the federal court for the Eastern District of Wisconsin sitting in Green Bay, Wisconsin, and each Party consents to personal and subject matter jurisdiction and venue in such courts and waives and relinquishes all right to object to the suitability or convenience of such venue or forum by reason of its present or future domiciles or by any other reason and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts.
11.5 Amendment
No amendments or supplements to this Agreement shall be valid and binding unless set forth in a written agreement executed and delivered by the Parties.
11.6 Waiver
No waiver by any Party of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed and delivered by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties or covenants set forth in this Agreement or in any documents delivered or to be delivered pursuant hereto. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

11.7 Notice
All notices, requests, demands and other communications under this Agreement shall be given in writing and shall be personally delivered, sent by facsimile transmission or sent by private overnight mail courier service as follows:
(a) If to Buyer, to:
NEX Performance Films Inc.
c/o Mason Wells Buyout Fund II, L.P.
411 East Wisconsin Avenue
Suite 1280
Milwaukee, Wisconsin  53202
Attention:  Gregory J. Myers
Facsimile:  (414) 727-6410

(with a copy to)

Quarles & Brady LLP
411 East Wisconsin Avenue
Suite 2040
Milwaukee, Wisconsin  53202
Attention:  Kathryn M. Buono
Facsimile:  (414) 978-8909

(b) If to Parent, to:
Appleton Papers Inc.
825 East Wisconsin Avenue
P.O. Box 359
Appleton, Wisconsin 54912-0359
Attention:     Thomas Ferree
Tami Van Straten
Facsimile:  (920) 991-8852

(with a copy to)

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5367
Attention:  Jay O. Rothman
Facsimile:  (414) 297-4900

or to such other person or address as any Party shall have specified by notice in writing to the other Party. If personally delivered, then such communication shall be deemed delivered upon actual receipt; if sent by facsimile transmission, then such communication shall be deemed delivered the day of the transmission or, if the transmission is not made on a Business Day, the first Business Day after transmission (and sender shall bear the burden of proof of delivery); and if sent by overnight courier, then such communication shall be deemed delivered upon receipt.

11.8 Expenses
Regardless of whether or not the transactions contemplated hereby are consummated:
(a) Transfer Taxes. Buyer shall be solely responsible for all sales Taxes, use Taxes, documentary stamp Taxes, transfer Taxes, registration Taxes and other non-Income Taxes, together with all recording expenses and notarial fees, attributable to, imposed upon or arising from the transactions contemplated hereby. Buyer shall file all Tax Returns with respect to such Taxes. Parent shall, or prior to the Closing shall cause Performance Packaging to, timely execute and deliver to Buyer such certificates or forms reasonably requested by Buyer as may be necessary and appropriate for Buyer to establish an exemption from (or otherwise reduce) such Taxes.
(b) Other. Except to the extent otherwise expressly set forth in this Agreement, each Party shall bear its own expenses and the expenses of its counsel and other agents and representatives, and Parent shall bear all such expenses of Performance Packaging to the extent incurred prior to the Closing, in connection with the transactions contemplated by this Agreement, including in connection with claims by any person or entity that it is entitled to brokerage commissions or finder’s fees as a result of the action of such Party or any Affiliate of such Party.
11.9 Schedules
Any fact or item disclosed on any Schedule to this Agreement shall be deemed disclosed on each other Schedule to this Agreement to which such fact or item may apply so long as it is reasonably apparent that such disclosure is applicable thereto. The Schedules and Exhibits to this Agreement are qualified in their entirety by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, any representation or warranty or covenant of Parent. The Schedules to this Agreement are not intended to constitute, and shall not be construed as, an admission or indication that any such fact or item is required to be disclosed, and any fact or item disclosed in the Schedules to this Agreement shall not by reason only of such inclusion be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement, and no disclosure in the Schedules to this Agreement relating to any possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Such additional matters are set forth for informational purposes only. References in any Schedules to this Agreement to any Contract, Benefit Plan, Order, instrument or document are qualified in their entirety by reference to more detailed information in documents attached thereto or to such Contract, Benefit Plan, Order or instrument or document previously delivered or made available to Buyer and its representatives. Prior to the Closing, Parent shall have the right to supplement, modify or update the Schedules to this Agreement. Upon delivery of any such supplements, modifications or updates, the Schedules to this Agreement shall be deemed amended for all purposes of this Agreement provided the Closing occurs, such that, solely for purposes of determining whether the condition set forth in Section 6.1 is satisfied, the Schedules to this Agreement shall be deemed to include only the information contained in the Schedules to this Agreement as of the date of this Agreement. Parent’s right to supplement, modify or update the Schedules to this Agreement shall include the right to add new Schedules to this Agreement that qualify representations and warranties set forth in Section 3.1 that do not currently reference any Schedule to this Agreement. In that event, provided the Closing occurs, the applicable representations and warranties set forth in Section 3.1 shall be deemed modified to refer to, and to be subject to, the qualifications set forth in such new Schedules to this Agreement.

11.10 Interpretive Provisions
For purposes of this Agreement, (a) the words “including” and “include” shall be deemed to be followed by the words “without limitation,” (b) the words “herein,” “hereof,” “hereby,” “hereto” or “hereunder” refer to this Agreement as a whole, (c) term “knowledge” when used in the phrases “to the knowledge of Parent,” “to Parent’s knowledge,” “Parent has no knowledge” or words of similar import shall mean, and shall be limited to, the actual knowledge of the individuals listed in Exhibit 1.1 and shall include only their actual present knowledge in their respective capacities with Parent or Performance Packaging, without any imputation of the actual or imputed knowledge of any other person or duty to conduct any inquiry or investigation, and (d) references to “$” refer to United States Dollars. When calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Unless the context otherwise requires, references in this Agreement (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement and (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. The Schedules and Exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement. Capitalized terms used but not otherwise defined in the Schedules and Exhibits referred to in this Agreement shall have the meanings set forth in this Agreement. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to “Performance Packaging” herein shall be deemed to be a reference to either or both of American Plastics Company, Inc. and New England Extrusion Inc. as the context requires.
11.11 Counterparts.
This Agreement may be executed by signatures exchanged via facsimile or other electronic means and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
11.12 Severability.
If any provision of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. The invalidity of any one or more phrases, sentences, clauses, Sections or subsections of this Agreement shall not affect the remaining portions of this Agreement so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party.

11.13 Third Party Beneficiaries.
Nothing in this Agreement shall confer any rights upon any person or entity other than the Parties and their respective permitted successors and permitted assigns; provided, however, each of the Parent Indemnified Parties and Buyer Indemnified Parties shall be entitled to rely upon, and enforce, their indemnity rights described in Article 1.
11.14 Definitions
For purposes of this Agreement, the term:
“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Agreement” shall have the meaning set forth in the preamble of this Purchase Agreement.
“Alternative Financing” shall have the meaning set forth in Section 4.3(b).
“Benefit Plans” shall have the meaning set forth in Section 3.1(o)(i).
“Business” shall have the meaning set forth in the recitals of this Agreement.
“Business Day” shall mean any day other than Saturday, Sunday or other day on which commercial banks in the State of Wisconsin are authorized or required by Law to be closed.
“Buyer” shall have the meaning set forth in the preamble of this Agreement.
“Buyer Indemnified Parties” shall have the meaning set forth in Section 8.1(a).
“Buyer’s Savings Plan” shall have the meaning set forth in Section 5.1(c).
“Closing” shall have the meaning set forth in Section 9.1.
“Closing Date” shall have the meaning set forth in Section 9.1.
“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
“Commitment Letters” shall have the meaning set forth in Section 3.2(f).
“Company Plan” shall have the meaning set forth in Section 3.1(o)(ii).
“Confidentiality Agreement” shall have the meaning set forth in Section 4.1.
“Contract” shall mean any written indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement, but excluding instruments providing for at-will employment.

“Designated Purchaser” shall have the meaning set forth in Section 1.2.
“Environmental Laws” shall mean all Laws in effect as of the date of this Agreement regarding protection of the environment, including those protecting the quality of the ambient air, soil, surface water or groundwater. “Environmental Laws” shall include, without limitation, the following federal Laws and their state and local counterparts:  the Clean Water Act; the Clean Air Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Comprehensive Environmental Response, Compensation and Liability Act; and the Wisconsin Spills Law.
“ERISA” shall have the meaning set forth in Section 3.1(o)(i).
“Escrow Agent” shall have the meaning set forth in Section 2.2(b).
“Escrow Agreement” shall have the meaning set forth in Section 2.2(b).
“Escrow Deposit” shall have the meaning set forth in Section 2.2(b).
“Former Employee” shall mean an individual, other than a Transferred Employee, who was an employee of American Plastics Company, Inc., New England Extrusion Inc. or any of their respective predecessors at the time that he or she last terminated employment.
“GAAP” shall mean generally accepted accounting principles in the United States as of the date hereof.
“General Developments” shall mean (a) any developments or occurrences relating to or affecting domestic or foreign economic or political conditions in general or the securities, commodities or financial markets in general, (b) any commencement, continuation or escalation of any act of terrorism or war (whether declared or undeclared), (c) any natural disasters, (d) any national or international calamity, (e) any developments or occurrences relating to or affecting the industries or geographic areas in which American Plastics Company, Inc. or New England Extrusion Inc. operates or (f) any changes in or interpretations of any Law or GAAP occurring after the date of this Agreement.
“Governmental Entity” shall mean any government, court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, local, foreign or other (including national antitrust authorities that have jurisdiction to review the transactions contemplated hereby).
“Hazardous Substance” shall mean all pollutants, contaminants, chemicals, compounds or industrial, toxic, hazardous or petroleum or petroleum-based substances or wastes, waste waters or byproducts, including asbestos, polychlorinated biphenyls or urea formaldehyde, and any other substances subject to regulation under any Environmental Law.
“Income Tax Return” means any Tax Return with respect to Income Taxes.
“Income Taxes” means any Taxes imposed on, or measured by, income and any franchise Taxes imposed in lieu of income taxes (including, for the avoidance of doubt, the amount of any Income Tax imposed under Section 1374 of the Code (or similar state or local provision)).

“Indemnification Notice” shall have the meaning set forth in Section 8.3.
“Indemnified Party” shall have the meaning set forth in Section 8.3.
“Indemnifying Party” shall have the meaning set forth in Section 8.3.
“Laws” shall mean any federal, state, local, foreign or other statute, law, ordinance, rule or regulation.
“Lien” shall mean any mortgage, lien, pledge, charge, security interest or encumbrance of any kind.
“Loss” shall mean (a) all debts, liabilities and obligations owed to or at the behest of any other person or entity; (b) all losses, damages, judgments, awards, penalties and settlements; (c) all demands, claims, suits, actions, causes of action, proceedings and assessments; and (d) all costs and expenses (including interest (but excluding prejudgment interest in any litigated or arbitrated matter other than that payable to a third party), court costs and reasonable fees and expenses of attorneys and expert witnesses) of investigating, defending or asserting any of the foregoing.
“Material Adverse Effect” shall mean (a) a material adverse effect on the financial condition or results of operations of Performance Packaging taken as a whole or (b) an event that prevents Parent from consummating the transactions contemplated hereby. Notwithstanding the foregoing, (i) General Developments and Transaction Developments shall not be deemed, either alone or in combination, to constitute a Material Adverse Effect and (ii) no change, event, circumstance, development, occurrence or effect arising from or attributable or relating to any General Developments or Transaction Developments shall be taken into account in determining whether there has been a Material Adverse Effect or in determining the scope of a Material Adverse Effect.
“Material Contract” shall have the meaning set forth in Section 1.1(a).
“Orders” shall mean any order, writ, injunction, judgment, plan or decree of any Governmental Entity.
“Owned Real Property” means each parcel of real property owned by Performance Packaging.
“Parent” shall have the meaning set forth in the preamble of this Agreement.
“Parent Contract” means any Contract to which Parent is a party or by which Parent is bound that would constitute a “Material Contract” if the definition thereof applied to Contracts of Parent.
“Parent Indemnified Parties” shall have the meaning set forth in Section 8.2(a).
“Parent Names” shall have the meaning set forth in Section 5.5(a).
“Party” or “Parties” shall mean Parent and/or Buyer, as the case may be.

“Performance Packaging” shall have the meaning set forth in the recitals of this Agreement.
“Performance Packaging Stock” shall have the meaning set forth in the recitals of this Agreement.
“Permitted Liens” shall mean (a) Liens for current Taxes and assessments not yet due and payable or being contested in good faith by appropriate proceedings, (b) Liens as reflected in title or other public records relating to real property owned or leased by American Plastics Company, Inc. or New England Extrusion Inc., (c) Liens that would be disclosed by an accurate survey, (d) Liens arising or created by municipal and zoning ordinances, (e) Liens arising out of work performed, services provided or materials delivered that are not reflected in the public records and that arise in the ordinary course of business, (f) Liens that, individually or in the aggregate, do not materially detract from the value, or impair in any material manner the use, of the properties or assets subject thereto and (g) those Liens set forth in Schedule 3.1(m).
“Pre-Closing Taxes” means (i) all Taxes (or the non-payment thereof) of Performance Packaging for all Pre-Closing Tax Periods, including without limitation all Taxes associated with the deemed sale of Performance Packaging assets pursuant to Treas. Reg. §1.1361-5(b)(3), Ex. 9 as a result of the transactions contemplated by this Agreement, (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Parent, American Plastics Company, Inc. or New England Extrusion Inc. (or any predecessor of any of the foregoing) is or was a member on or prior to the date of Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all Taxes of any person imposed on American Plastics Company, Inc. or New England Extrusion Inc. as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring upon or before the Closing.
“Pre-Closing Tax Period” means (i) any taxable period ending on or before the date of the Closing, and (ii) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on (and including) the Closing Date.
“Proprietary Information” shall mean all ideas, information, knowledge and discoveries that are not generally known in the trade or industry and about which Parent has knowledge solely as a result of its beneficial ownership of the Business (as conducted by Performance Packaging) prior to the Closing. Notwithstanding the foregoing, “Proprietary Information” shall not mean or include any idea, information, knowledge or discovery that is or becomes generally available to the public other than as a result of a disclosure by Parent or any of its Affiliates after the Closing Date in violation of its obligations under Section 1.1. In addition, for the avoidance of doubt, “Proprietary Information” shall not mean or include any idea, information, knowledge or discovery that is independently developed by Parent or any of its Affiliates without reference to any Proprietary Information.
“Purchase Price” shall have the meaning set forth in Section 2.1.
“Recent Balance Sheet” shall have the meaning set forth in Section 3.1(f).

“Regulatory Law” shall mean any Law that is designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.
“Straddle Period” shall have the meaning set forth in Section 5.2(b).
“Taxes” shall mean any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any tax authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.
“Tax Proceeding” shall have the meaning set forth in Section 1.1(a).
“Tax Return” shall mean any return, declaration, report, estimate, claim for refund, or information return or statement relating to, or required to be filed in connection with, any Taxes, including any schedule, form, attachment or amendment.
“Termination Date” shall have the meaning set forth in Section 10.1(b).
“Third Party Claim” shall have the meaning set forth in Section 8.4(a).
“Title Company” shall have the meaning set forth in Section 6.6.
“Transaction Developments” shall mean (a) any acts or omissions of Buyer prior to the Closing Date, (b) any acts or omissions contemplated by this Agreement, (c) the execution, delivery and performance of this Agreement, (d) the announcement by Parent or Buyer of its execution and delivery of this Agreement and/or (e) any acts or omissions taken at the request, or with the approval, of Buyer.
“Transferred Employees” shall mean all employees of Performance Packaging as of the Closing Date (excluding, for the avoidance of doubt, officers (other than M. Kathleen Bolhous) who are employed by Parent or an Affiliate of Parent other than Performance Packaging).
“Transition Services Agreement” shall have the meaning set forth in Section 9.2(f).
“Withheld Information” shall have the meaning set forth in Section 4.1.
Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number, and vice versa.
[The next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused their duly authorized officers to execute and deliver this Stock Purchase Agreement as of the day and year first written above.

APPLETON PAPERS INC.
By:	/s/ Patrick J. Jermain
Name:	Patrick J. Jermain
Title:	Controller

NEX PERFORMANCE FILMS INC.
By:	/s/ Gregory J. Myers
Name:	Gregory J. Myers
Title:	President